EXHIBIT 99.1

COLT Telecom Group plc

Annual Report 2004

Future in focus

COLT

Chairman’s overview	4
Chief Executive Officer’s review of operations	6
Corporate and social responsibility review	18
Financial review	20
The Board of Directors	26
Report of the Board of Directors	28
Corporate governance statement	30
The Directors’ remuneration report	35
Auditors’ report	40
Financial statements	41
Selected financial information	81
Investor information	85
COLT’s European offices	86

COLT’s future in focus

Future in Focus is a 3 year programme designed to:

Accelerate revenue growth

Deliver positive cash flow and profits

Deliver innovative services and solutions that will establish COLT as one of the top 3 players in each of the metropolitan markets in which it operates across Europe.

Growth

Focusing on customers in three market segments - small to medium size companies (SMEs), corporates and wholesale - whose sites are predominantly directly connected to the COLT network, or who can be supported with additional DSL-based services.

Innovation

Delivering innovative services and solutions, providing IP solutions for SMEs, and world-class Ethernet and IP services for corporate customers.

Quality

Maintaining COLT’s best-in-industry customer service.

Simplification

Removing complexity from the business to improve the customer experience and reduce costs.

Cost leadership

Providing customers with cost-competitive services by achieving the lowest possible unit costs.

People and values

Building a winning team with 100% commitment.

Chairman’s overview

2004 was a tough year for the telecommunications industry and for COLT. Demand was weak, competition intense, pricing pressure continued and the pace of technological change was rapid. Within this environment COLT made less progress than we would have liked and key revenue, margin and EBITDA goals were not met.

Financial Position

Nevertheless, much was achieved. Revenue reached £1,214.0 million, an increase of 7% on a constant currency basis (and excluding our Fitec subsidiary, which was sold in December 2003). This compares with a 6% constant currency growth in revenues in 2003. Additionally, whilst COLT is still loss-making, 2004 was the third consecutive year in which losses declined, reducing by 15% from 2003’s level to £114.6 million.

“The business environment remains challenging with no real signs of improvement and therefore it is down to the management team to ensure that we can successfully execute our strategy. Our goals are to grow revenue, introduce more innovative services and technologies, improve our product mix and margins, contain costs and achieve significant improvements in EBITDA and cash flow.”

Barry Bateman Chairman

Furthermore COLT remains a leader in customer service, winning the World Communication Award for Customer Care for an unprecedented fourth year in a row. We also became the first telecommunications company to achieve, across Europe, ISO recognition for managing information security and service assurance.

Disappointingly, our revenue mix in 2004 deteriorated due to a faster rate of growth in low margin revenues from other telecommunication carriers and insufficient growth in higher margin data services. Combined with price and cost pressure, this led to a reduction in gross margins before depreciation from 34.2% to 33.0%.

After considerable progress in containing costs in 2003, it was more difficult to make much headway in 2004 and in some areas, particularly SG&A, costs rose faster than we would have liked. To some extent, the development of our Indian operation in Gurgaon, near Delhi, is starting to have a short term adverse impact on costs. Over the longer term, however, we believe our Indian development will lead to a significant reduction in costs as well as enabling us to benefit from the substantial pool of talent which exists in India.

Free cash outflow improved from £30.4 million in 2003 to £9.5 million in 2004. We remain on track to be free cash flow positive on a sustainable basis during 2005. Reflecting the confidence we have in the financial strength of COLT we purchased in the market and redeemed early £416.2 million of our bonds, including £80.9 million since the end of the year. These actions will save £31.1 million of net interest over the next three years. Taking into account the bonds repurchased since the end of the year we have pro forma cash and liquid resources of £371.8 million.

As a result of the weaker revenue mix and increased costs EBITDA fell from £163.4 million in 2003 to £153.7 million in 2004.

Management and Board

With the initial reorganisation and rationalisation of COLT’s activities completed, Steve Akin, our CEO for the past two years, finished his assignment and returned to FMR Corp. in Boston at the end of August. I would like to thank Steve for his hard work, enthusiasm and commitment to COLT and for everything he achieved in what was a particularly challenging environment.

We appointed Jean-Yves Charlier to succeed Steve as CEO of COLT on 30 August. Jean-Yves has made significant progress in his first few months in re-shaping COLT for its next phase of growth and has strengthened the management team by adding new heads of the UK, France and Sales and Marketing. Jean-Yves also undertook a major review of COLT’s strategic direction in his first months on board and this will provide the blueprint for the growth of COLT over the next few years.

We also appointed Tony Bates as Chief Administrative and Financial Officer and he joined the Board in May. Jim Curvey and Paul Chisholm both retired from the Board at the end of 2004. Jim and Paul were responsible for taking the original idea for COLT and translating it into the pan-European company it is today and we owe both of them many thanks for their vision, hard work and dedication. John Remondi and Gene Gabbard joined the Board as non-executive directors at the turn of the year, and I know we will all benefit from their counsel and expertise going forward.

The COLT Board therefore consists predominantly of non-executive directors, drawn from UK, European and US backgrounds, and with a diverse mixture of telecoms, technology, industrial, consumer and financial experience. The Board brings insight, integrity and independence of thought to the decision-making process. Our common goal is to do what is in the best interests of all of our shareholders.

Outlook

2004 has been a transition year for COLT. We have a new management team, we have re-focused our strategy and have begun to position COLT for its next phase of growth and development.

The business environment remains challenging with no real signs of improvement and therefore it is down to the management team to ensure that we can successfully execute our strategy. Our goals are to grow revenue, introduce more innovative services and technologies, improve our product mix and margins, contain costs and achieve significant improvements in EBITDA and cash flow.

Our focus on execution and the re-invigoration of our people under Jean-Yves Charlier’s leadership gives me confidence that we will continue to make progress.

Finally, I would like to thank all our management team and employees for their hard work and enthusiasm in what was a particularly difficult year and I know they will rise to the many challenges that 2005 will bring.

Chief Executive Officer’s review of operations

2004 has been a transition year for COLT and the company enters 2005 well prepared to move out of a phase of cash consumption into one of cash generation and renewed growth.

It has been an honour to be appointed to lead COLT at such an exciting time in its development as we implement our new strategic roadmap - Future in Focus - focused on profitable growth.

We began the year in a strong position with growing revenues, stable margins and a cost base that had been reduced dramatically. However, as we moved through the second quarter we began to experience slower overall growth and this trend has continued. Conditions in the UK and France were particularly difficult at this time but our business in both these countries are starting to be back on track.

The lower growth initially reflected slower sales of some of our higher margin voice products. We were unable to compensate for this by accelerating growth in data products. We stabilised this situation in the third and fourth quarters but the overall impact has been to put pressure on margins for the year as a whole.

Whilst market conditions have remained tough and growth has slowed over the year, data revenues have stabilised and the volume of both voice and data products are up for the year as a whole. We carried 25.3 billion switched minutes compared with 21.9 billion in 2003, an increase of 16%, and private wire voice grade equivalents increased by 37% to 36.4 million.

Costs have remained under pressure throughout the year rising in response to a few priority development areas, in particular, the development of our operations in India, expansion of our IT systems and costs associated with Sarbanes Oxley compliance. We do not expect this trend to continue through 2005. While operating costs rose during the year, net interest costs were reduced reflecting our policy of redeeming early a number of our bonds. Net interest payable reduced from £61.6 million in 2003 to £45.8 million in 2004. The decision to redeem those bonds early not only reflects our confidence in the financial strength of COLT but will generate further net interest savings of £31.1 million over the next three years.

Against this background we undertook a major review of our strategy and have put in place the supporting transformation capabilities and senior management changes to refocus the business. We have a great team of people at COLT, we are rebuilding a winning culture and we enter 2005 with a stronger business, a strategy that builds on our key competitive advantages and a reinvigorated organisation. Almost irrespective of the challenges the market might present us with we are now better positioned to take on those challenges and win.

Chief Executive Officer’s review of operations

While market conditions remained tough during 2004 this did not prevent COLT from continuing to grow our business and investing in the development of our products, networks, systems and people for the long term benefit of our customers and shareholders.

Network

COLT is a leading provider of advanced business communications solutions across Europe. During the year we made net capital investments of £124.7 million in our pan-European network, services and systems ensuring that we continue to offer the best fibre network with access in the 32 Metropolitan Area Networks (MANs) the company operates across 13 countries in Europe. Our fully owned and managed 20,000 km network is IP and Ethernet enabled, making it one of the most advanced communications infrastructures in the world, and has a unique data centre infrastructure with 11 world-class facilities across Europe.

Our network strength enables customers to reduce the number of their communication suppliers while remaining confident that our solutions respond flexibly to their business growth.

Products and services

Throughout 2004 we continued to enhance our product and services portfolio to ensure that customers’ needs are met.

In March, COLT Conferencing was launched in 11 of the 13 markets in which we operate across Europe. COLT Conferencing allows customers to hold virtual meetings via the phone or web integrating audio, visual, interactive and real-time capabilities round the clock.

We gained more than 200 new customers for our LANLink International and LANLink National Ethernet services in the first year from their launch in 2003. Driven by this success and an identified demand for leading high-speed disaster recovery services, in May, we expanded these two services to a 1Gbps capacity. Many companies use the simplicity of Ethernet as a stage to migrating towards IP VPN solutions. Others use high bandwidth Ethernet to provide secure and fast connections as part of a business continuity and disaster recovery solution. Analysts have identified the business continuity and disaster recovery market as a growth area. The market will be fuelled in particular by the financial sector – a traditional area of strength for COLT – which is obliged to store its data securely under the new Basel II Accord to minimise operational risks.

[GRAPHIC OMITTED: Map of COLT network.]

[GRAPHIC OMITTED: Map of COLT network.]

Chief Executive Officer’s review of operations

In June, we launched COLT High Speed Service (HSS) in the UK, Germany, France, the Netherlands and Belgium. COLT HSS is a metropolitan optical service that enables customers to combine many different protocols and applications on a single, secure, cost-effective platform. It supports all types of IT architecture consolidation projects including disaster recovery, business continuity and server consolidation and clustering.

One of the key initiatives in the strategic direction – ‘Future in Focus’ - announced in October is designed to re-establish COLT as a driving force for innovation.

The first product to be launched in support of this initiative was COLT SecureIT for small and medium sized organisations

(SMEs), the first in a portfolio of services to extend our IP management services to the local area network (LAN) and desktop environment.

As communications infrastructure becomes increasingly time-consuming and costly to manage, SMEs are looking for a simple-to-deploy, reliable and affordable service to manage their infrastructure for them. We are able to provide this service by extending the robustness and quality of our network to the LAN and desktop environment.

With COLT SecureIT, SMEs benefit from having their IP infrastructure and devices managed for them and access to the latest functionality and security, charged for on a fixed price per user monthly fee. For the first time, customers will have access to a service desk providing a single point of contact for all services offered, regardless of user location. Features include messaging, managed security with the latest virus and anti-spam software, automated daily back-up, mobility services and proactive monitoring around the clock.

Initially available in the UK, COLT SecureIT will form one of the components of the new bundled communications and IP management service for SMEs, scheduled for launch in all European markets in 2005. The service offers a menu of voice, data, security and desktop support services as required by the customer, based on a fixed monthly price to help customers manage their costs more predictably. Customers cite the predictable monthly cost as one of the biggest reasons for choosing the solution.

As a further example of product development in line with our commitment to deliver innovative services, as outlined in our ‘Future in Focus’ strategic direction, in November the company strengthened its lead in Ethernet networking with the launch of three new services that support LAN-to-LAN connectivity across Europe more simply and cost effectively than previously possible.

In doing so, we became the first network in Europe to offer a meshed Ethernet VPN; an ultra-high speed, feature-rich IP-over-Ethernet service and a hub and spoke solution that extends across cities and countries all made possible because of the extensive, modern fibre network, including last-mile access to the building, which COLT operates across Europe’s 32 key business centres.

We believe that it is only through developments in Ethernet that the telecoms industry can respond to customers’ needs for on-demand applications, data back-up and consolidation of multiple networks. With our ability to facilitate bandwidth upgrades in days rather than weeks, Ethernet is able to link office networks and related data centre facilities together simply and seamlessly in a virtual local area network (LAN) environment - liberating businesses from geographical constraints and providing affordable bandwidth on-demand to support their growth.

By creating services that put Ethernet at the core of the communications infrastructure, We are challenging the more traditional, more expensive, high maintenance wide area networking (WAN) services such as leased lines, ATM and frame relay. We believe that Ethernet will also reposition IP VPN to a supporting role, serving branch sites, with lower bandwidth requirements.

While it has been possible to extend the speed and simplicity of Ethernet technology into the wide area network on a point-to-point basis, we are making Ethernet technology available in a virtual network topology, modified quickly and easily to accommodate the addition of new operations, applications and related sites such as data centres. It is also our objective to provide integrated high-speed Ethernet and data centre solutions for the corporate market place across Europe. Our Data Centre Solutions portfolio will focus on providing customers with managed hosting, messaging, security, storage and disaster recovery services.

Since the end of the year we have continued to innovate and have plans in place to launch our IP voice service during 2005, Europe’s first fully managed ‘business-class’ voice over internet protocol (VoIP) service, providing significant functionality as well as cost savings for our customers.

COLT IP Voice combines the power and breadth of our pan European fibre network with the sophisticated features users would expect of their PABX systems embedded in the network itself, using Siemens’ IP technology. The service responds to the pressures on business to drive down their communication costs while delivering greater productivity and supporting changing employment trends, particularly around remote working.

Best-in-industry customer service

2004 was another year when COLT won international industry awards. Chief among these was the World Communication Award for Best Customer Care which we won for the fourth year running; a unique achievement in the history of these awards and a reflection of the emphasis the company places on customer service.

Chief Executive Officer’s review of operations

In the Netherlands, COLT was the only fixed network operator to be named ‘Best in Class’ in the Information and Communications Technology category in the annual survey conducted among 600 CEOs and CIOs of leading businesses by Management Team magazine.

In Switzerland, COLT was ranked first in the fixed network telephony category gaining a Gold Medal and second in the corporate networks and ISP/Internet categories in the BILANZ telecom rating 2004.

In the UK, COLT was awarded the Chairman’s Cup in the Corporation of London’s 17th annual Considerate Contractors Scheme (CCS). COLT was awarded the top prize for its work in the City of London after enjoying consistent success securing gold awards every year since joining in 1993 – a record not matched by any other utility.

The Chairman’s Cup is a special award which recognises organisations that promote the ideals of the CCS. Awarded to utilities, highways and street works contractors, and building and demolition teams, the award to COLT recognises our long tradition of promoting the CCS scheme to our contractors to improve performance on the street and also demonstrates the company’s dedication to quality of service.

The award is added to the 13 Gold & Best Utility Awards that COLT has won since the company began operations in 1993.

Further recognition of our commitment to the highest standards of customer service, came in February when the company achieved the internationally recognised BS7799 (ISO17799) standard for Information Security Management and received accreditation from the British Standards Institute (BSI) for the Powergate and Princes Court Data Solution Centres (DSCs). In August, that accreditation was extended to include all of our DSCs across Europe and COLT Network Management, Administration and Support. This effectively demonstrates that the information management system relating to end-to-end services is of a recognised and measurable standard. COLT achieved this accreditation with zero non-compliances to the standard – an exceptional achievement.

By achieving these standards we became the first telecommunications company to achieve across Europe the internationally recognised BS7799 (ISO17799) and ISO9001:2000 standards for managing information security and service assurance.

Our billing and metering system has also received the British Standards Institute recommended approval under the Total Metering and Billing systems (TMBS) initiative.

Customers

COLT is a customer-centric organisation serving over 50,000 customers. In the course of 2004 we continued to gain new customers while winning renewal business from existing customers.

Our success is geared towards meeting the requirements of our current and future customers whether that is by providing simple connectivity or complex data solutions. By listening to the market and understanding our customers COLT provides services they value.

We have built a strong customer base over the years. Notable new wins and significant extensions to existing contracts during 2004 include such well-known names as Rentokil Initial, Deutsche Bank, BNP Paribas; Dell Computer Corporation, SONY, AOL Europe, lastminute.com, Genesys, LIFFE, and Commerzbank.

We also has a strong wholesale customer base serving other telecoms operators and service providers across Europe. In the year, the number of wholesale customers grew by more than 20 per cent from just under 1,000 to 1,200 by the year end.

Businesses all over Europe recognise the benefits of being a COLT customer.

COLT in India

Early in 2004 we stated that we would set up an operation in India to help increase profitable revenue growth as well as control operating costs and capital expenditure. That operation was officially opened in September, with a traditional ‘Puja’ celebration, in Gurgaon, outside New Delhi and by the end of the year had 201 employees. COLT India is a key part of our strategy aimed at reducing costs and providing new services that would be uneconomic to provide from Europe.

Our off-shoring model is different than most of those implemented by companies in the telecommunications and technology industries in Europe. We continue to operate our customer contact centres in Europe to ensure the best customer experience whilst transferring to India our processing work to achieve significant cost savings as well as improve operational efficiency.

A broad range of work will be done in India across many different business areas and functions. Examples of the kind of work being carried out include: a unit to handle fault calls related to COLT internal desktop and system problems; a Security Operations Centre - monitoring customer networks for intrusion violations and taking remedial actions to protect network boundaries; a Data Cleansing unit that is cleansing our systems of redundant or duplicated information and correcting inaccurate records; some billing operations; processing invoices for payment in the country of origin; design and updates to the company’s websites; some network management tasks such as monitoring utilisation of the network and recommending upgrades or optimisation projects to ensure optimum use of assets; and designing bespoke network configurations in support of Sales and Change Management - co-ordinating and scheduling changes within the network.

Through 2005 the aim is to expand operations in India to support the business in Europe.

Organisation

The senior management team was further strengthened with the appointments of Tim Wort and Richard Blaustein as Managing Directors for UK and France respectively. Detlef Spang was appointed to lead a combined sales and marketing function and Tanuja Randery was appointed to head a newly created transformation office. Since the end of the year we have appointed Bruce King as Managing Director for Human Resources.

These appointments were accompanied by a reorganisation of the company into four regional groupings with the major markets of Germany, the UK and France becoming distinct units reporting directly to the CEO and a further grouping of strategic markets comprising the 10 other countries in the group whose Managing Director also reports directly to the CEO. These changes position COLT to deliver on the strategic initiatives announced in October. Named Future in Focus, these initiatives form the roadmap for the future: to accelerate revenue growth; deliver positive cash flow and profits; and re-establish COLT as an innovator and as one of the top three players in each of the metropolitan markets in which it operates across Europe.

An important element of that strategic direction was the formation of a transformation office tasked with facilitating the successful implementation of COLT’s key strategic initiatives and to coordinate these initiatives between departmental functions and countries across Europe.

The rationale behind the transformation office is that while many companies succeed in defining their strategy, they can face significant challenges in implementing those plans and priorities. The transformation office is a crucial function in ensuring COLT is focused on implementing the strategic initiatives in a consistent manner throughout the company.

A STRATEGY BUILT ON COMPETITIVE ADVANTAGE

The strategic initiatives we have put in place are built upon our long-term competitive advantages.

The best fibre network with access in Europe

COLT has the best fibre network with access in Europe. Our networks are IP and Ethernet enabled. We have over 10,000 of Europe’s key business buildings directly connected to our 32 metropolitan area networks across Europe. The depth of coverage we offer is reflected by the fact that we are either number one or number two in terms of buildings connected to each of our metropolitan networks. Our 32 metropolitan area networks are integrated into our pan-European backbone and 11 Data Solution Centres offering a breadth of end-to-end service capability that is second to none.

Best-in-industry customer service

Telecommunications is the life-blood of commerce. It is essential therefore that we provide our customers with the best quality, the highest reliability and highest level of security that is possible – and we do - or when something does go wrong, that we fix it quickly and efficiently with minimum inconvenience to our customers. It is our reputation for excellent customer service that has resulted in COLT being the only company to win the World Communication Award for Customer Care for four years in a row.

Customer focused

Over 50,000 businesses across Europe benefit from COLT’s blend of high quality services and competitive prices.

We have leadership in a number of market segments, financial services and professional services in particular but when we look at product penetration, on average we only sell 1.5 products to each of those customers. From this relatively low level of product penetration we see significant opportunity to up-sell into this customer base. We will continue to develop innovative products and motivate our sales teams to harvest this opportunity.

Financial stability

Over the years we have invested some £3 billion in our networks, products, support services and building our customer base. We are not only asset rich but we also have a strong cash position with £371.8 million of cash and liquid resources, taking into account the early redemption of £80.9 million of bonds in January. We are on track to be free cash flow positive on a sustainable basis during 2005 and we have the resources to continue to grow and expand and meet our customers’ needs for innovative products and services.

FUTURE IN FOCUS: OUR STRATEGIC IMPERATIVES

The key to success is to define and target the market opportunity and develop the products and go-to-market plans which build on our competitive advantages. It is this approach that lies at the heart of our strategy.

We estimate that the value of our target market for the corporate and SME segments, that is those customers and potential customers who are located within 500 metres of our networks, is approximately £4 billion for business voice and data services.

We currently have an estimated 10% share of this market which leaves significant headroom for growth. Additionally, we are already well positioned in the wholesale segment of the market and see considerable opportunity to expand the Data Centre Solutions part of our business.

We have a clearly defined road map that sets out our future strategic direction. It builds on the core strengths of our pan-European backbone, 32 metropolitan area networks with fibre access and best-in-industry customer service. We aim to once again position COLT as an innovating force for the SME and Corporate markets across Europe whilst maximising profitable revenues through better utilisation of our existing assets and improved execution.

Growth

We will focus on on-net growth, exploiting the unrivalled fibre access, depth, breadth and quality of our networks but at the same time will use DSL technology to access secondary sites that are not in the “sweet spot” target market of customers located within 500 metres of our network.

Innovation

We will deliver innovative solutions and services with a focus on making IP work for SMEs and on providing world-class Ethernet and IP services for Corporate customers across Europe.

Quality

We will continue to provide the best-in-industry customer service for which COLT is already renowned.

Simplification

We will remove complexity from the business in order to stream-line our cost base further and improve the customer experience.

Cost leadership

We will focus on improving operational efficiencies and achieve the lowest possible unit costs to enable the delivery of our profitability goals whist providing customers with cost competitive services.

People and values

We will keep our people informed and involved in the development and execution of our strategy. As I travel around COLT and meet more and more people and tell them about our plans I am getting increasingly positive feedback. After a couple of very tough years, morale is once again on the up. As COLT grows, top quality people are needed to deal with customers, to manage processes and to differentiate us in the market place. To be a winning company we need winning people giving 100% commitment. The development of our people is of paramount importance and a key component of our strategy.

Conclusion

Whilst 2004 has been a tough year we now have the strategy, people and plans in place to grow and be successful in 2005 and beyond.

Corporate and social responsibility review

There are no currently identified social, environmental or ethical risks that would have a material impact on COLT’s business.

Environment

Telecommunication services is a low environmental impact industry. Nevertheless COLT is committed to using working practices designed to protect and safeguard the environment.

In recognition of the care COLT takes when undertaking network construction activities it was awarded the top accolade, The Chairman’s Cup, by the Chairman of the Planning and Transportation Committee of the Corporation of London for considerate contracting. Indeed, every year since COLT was founded in 1993 it has secured a Gold Award, a record unmatched by any other organisation. COLT is also included in the FTSE4Good Indices.

Environmental impacts most relevant to COLT include energy and fuel use, the storage of fuel oil for generators, water use and waste generation. COLT has processes in place to recycle as much waste material as is possible. All services are provided and delivered in a manner calculated to ensure that there is no inappropriate waste and with a heightened awareness of the environmental issues and the potential effects on the community generally.

Employees

COLT aims to maximise every opportunity for employees to share in its success, from owning shares to taking responsibility at the earliest opportunity and being part of a winning team. This objective is underpinned by an employment approach which measures each individual by their personal contribution to our success. To this end we introduced a new Performance Management process in 2004 which focuses on setting and aligning individual objectives with our overall strategy.

COLT’s culture is one of equality of opportunity in both recruitment and promotion. COLT is committed to attracting and retaining the best people based upon ability and merit.

COLT is conscious of its obligations to disabled persons and makes every effort to ensure they receive equal opportunities and are not discriminated against on grounds of their disability. It is policy that disabled people receive full and fair consideration for all job vacancies for which they are suitable applicants. Employees who become disabled during their working life will be retained in employment wherever possible and will be given help with any necessary rehabilitation and retraining. Where practicable, equipment and procedures will be modified in order to make full use of an individual’s abilities.

Policy is to keep employees as fully informed as possible on matters which affect them through direct face-to-face briefings, Works Councils and other established procedures for communication.

Health and Safety

COLT aims to eliminate all unnecessary and unacceptable risks from the work environment and reduce all remaining risks as far as possible. Whilst meeting UK and European legislative requirements, the aim is to surpass the minimum standards of compliance and strive towards achieving and being one of the companies setting the standards of health and safety best practice within the telecommunications industry. In order to achieve the above two key objectives COLT has, for example, in the UK developed and implemented a proactive Safety Management System, based on the principles of continual development and improvement.

Charitable Giving

COLT made charitable contributions of £13,400 during 2004.

Political Involvement

There were no political contributions made during the year.

Financial review

Turnover was £1,214.0 million, an increase of 7% on a constant currency basis and excluding Fitec which was disposed of in December 2003. EBITDA was £153.7 million compared with £163.4 million in 2003. Pre tax losses before exceptional items declined by 15% to £114.6 million and free cash outflow improved from £30.4 million in 2003 to £9.5 million in 2004.

Reflecting our confidence in COLT’s financial strength we purchased in the market and redeemed early £416.2 million of bonds including £80.9 million since the end of the year resulting in net interest savings of £31.1 million over the next 3 years.

Turnover

Turnover increased from £1,166.3 million in 2003 to £1,214.0 million in 2004, an increase of 4%. This was an increase of 7% on a constant currency basis and excluding the turnover contributed by Fitec which was disposed of in December 2003. The increase in turnover was driven by demand for COLT’s services from existing and new customers and new service introductions.

We carried 25.3 billion switched minutes over our networks compared with 21.9 billion in 2003. Private wire voice grade equivalents grew by 37% to 36.4 million.

Turnover from corporate customers increased by 1% to £698.3 million (2003: £692.7 million) and represented 58% of total turnover (2003: 59%). Switched turnover from corporate customers was marginally down at £336.1 million (2003: £337.0 million). Non-switched turnover from corporate customers increased by 1% to £359.3 million (2003: £354.8 million).

Key Financial Data
	Twelve months ended 31 December
	2003 £’m	2004 £’M

Turnover	1,166.3	1,214.0
Interconnect and network costs	(766.9)	(813.7)
Gross profit before depreciation	399.4	400.3
Gross profit before depreciation %	34.2%	33.0%
Network depreciation	(204.4)	(192.0)
Gross profit	195.0	208.3
Loss for the period (before exceptional items)	(134.7)	(114.6)
Loss for the period (after exceptional items)	(124.6)	(114.4)
EBITA[1]	163.4	153.7

1.	EBITDA is earnings before interest, tax depreciation, amortisation, foreign exchange, infrastructure sales and exceptional items.

Turnover from wholesale customers increased by 9% to £515.7 million (2003: £473.6 million) and represented 42% of total turnover (2003: 41%). Switched turnover from wholesale customers increased by 12% to £411.0 million (2003: £365.7 million) within which turnover from other telecommunication carriers was £264.1 million (2003: £238.9 million). Non-switched turnover from wholesale customers decreased by 3% to £104.5 million (2003: £107.6 million).

Cost of Sales

Cost of sales increased by 4% to £1,005.7 million (2003: £971.4 million).

Interconnection and network costs increased by 6% to £813.7 million (2003: £766.9 million) driven mainly by the increase in switched minutes.

Pre-depreciation gross margin declined from 34.2% in 2003 to 33.0% in 2004.

Network depreciation decreased by 6% to £192.0 million (2003: £204.4 million). This decrease reflected the effect of some assets being fully depreciated, partially offset by further investment in fixed assets to support the growth in demand for services and new service developments.

Operating Expenses

Operating expenses increased by 1% to £277.2 million (2003: £274.5 million).

Selling, general and administrative (SG&A) expenses increased by 5% to £246.6 million (2003: £235.9 million). SG&A expenses as a proportion of turnover were 20% (2003: 20%). The increase in SG&A expenses reflected the initial costs associated with the establishment of COLT’s presence in India, increased personnel costs and costs associated with Sarbanes-Oxley compliance.

Other depreciation and amortisation decreased by 21% to £30.5 million (2003: £38.5 million). This reduction reflects the effect of some assets being fully depreciated, partially offset by increased investment in customer service and other support systems.

Interest Receivable, Interest Payable and Similar Charges

Interest receivable decreased by 21% to £21.0 million (2003: £26.7 million). The decrease was as a result of reduced average balances of cash and investments in liquid resources following the redemption of some of the Company’s outstanding Notes during 2003 and 2004 partially offset by higher interest rates and an improvement in currency mix.

Interest payable and similar charges decreased by 24% to £66.8 million (2003: £88.3 million). This decrease was primarily due to the reduction in debt levels following the redemption of some of the Company’s outstanding Notes during 2003 and 2004.

Interest payable and similar charges included £30.2 million (2003: £34.4 million) of interest and accretion on convertible debt and £35.0 million (2003: £51.7 million) of interest and expense accretion on non-convertible debt. There was also £1.6 million of other interest and unwinding of discounts on provisions.

“ We have a strong balance sheet and improved cash flow and are well positioned to make further progress during 2005 and beyond.”

Tony Bates

Chief Administrative and Financial Officer

Gain on Redemption of Debt

Gains arising on the early redemption of £335.3 million of debt were £0.2 million (2003: £7.6 million).

Exchange Gains

There were no net exchange gains or losses (2003: gain of £6.4 million). The exchange gains in the prior year were due primarily to movements in the British pound relative to the U.S. dollar on cash and debt balances denominated in U.S. dollars.

Tax on Loss on Ordinary Activities

COLT had no taxable profits in either 2003 or 2004.

LIQUIDITY AND CAPITAL RESOURCES

There was a free cash outflow of £9.5 million (2003: outflow of £30.4 million). This improvement in free cash flow was driven by reduced capital expenditure, reduced interest payments, an improvement in working capital and lower payments against provisions. COLT expects to achieve sustainable positive free cash flow during 2005.

Net cash outflow from financing was £334.7 million (2003: outflow of £142.8 million).

Free Cash Flow

	Twelve months ended 31-Dec

	2003 £'m	2004 £'m
EBITDA	163.40	163.70
Changes in working capital and provisions	(15.50)	(13.00)
Interest paid (net)	(37.30)	(25.50)
Capital expenditure	(141.00)	(124.70)
Free cash outflow	(30.40)	(9.50)

COLT had balances of cash and investments in liquid resources at 31 December 2004 of £452.7 million (2003: £802.4 million). On 19 October 2004 all of the outstanding DM600 million 2% Senior Convertible Notes due August 2005 and the €368 million 2% Senior Convertible Notes due December 2006 were redeemed. These redemptions were at the accreted principal amount of the Notes and were funded out of cash and liquid resources. The aggregate amount paid in the year was £335.3 million.

On 21 January 2005 all of the outstanding £50 million 10.125% Senior Notes due 2007 and the DM150 million 8.875% Senior Notes due 2007 were redeemed. The redemptions were at the principal amount of the Notes and were funded out of COLT’s cash and liquid resources. The aggregate amount payable was £80.9 million.

TREASURY POLICY

The Group operates a centralised treasury function, the prime objective of which is to optimise the return on the Group’s cash balances and to manage the working capital requirements of the Group. In addition to liquidity risks, the principal financial risks to which the Group is exposed arise from volatility in foreign currency exchange rates and interest rates. The Board regularly reviews these risks and approves associated risk management policies, including treasury strategy.

Liquidity Risk

The Group has financed its operations through a mixture of issued share capital and long-term convertible and non-convertible debt. The proceeds from these issues are invested in AAA rated funds or placed on short-term cash deposit prior to being invested in the Group’s operating companies to fund their operations.

Other than as discussed below, the Group does not use, and has no current intention to use, any other derivative financial instruments.

Foreign Currency Risk

The Group is exposed to fluctuations in foreign currencies as its revenues, costs, assets and liabilities are, for the most part, denominated in local currencies. To manage this exposure, the Group’s strategy is to raise its financing in a combination of British pounds and Euro denominated instruments to the extent possible in proportion to its existing net investment and committed capital expenditure in those currencies, offsetting currency differences arising with similarly denominated borrowings.

From time to time, the Company has entered into forward contracts to purchase foreign currencies to fund a portion of the Company’s expenditure in those currencies. At 31 December 2004, no such contracts were outstanding.

Interest Rate Risk

The Company has reduced the uncertainty associated with fluctuating interest rates by raising debt at fixed rates. As interest is earned on cash deposits and liquid resources at variable as well as fixed rates, changes in interest rates will have an impact on the amount of interest income earned.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of accounts receivable and cash and investments in liquid resources. Management believes the concentration of credit risk associated with accounts receivable is minimised due to distribution over many customers and different industries and risks associated with the Group’s cash are mitigated by the fact that these amounts are placed with high quality financial institutions. The Group has not experienced any losses to date on its deposited cash.

Sensitivity Analysis

As a result of the procedures the Company has implemented to manage foreign currency exchange and interest rate risk as described above, a 10% change in the value of British pounds relative to other currencies would lead to a corresponding change in the fair value of its foreign currency denominated financial instruments of approximately £53.7 million. A 10% change in interest rates across all maturities would lead to a corresponding change in the Company’s earnings of approximately £4.6 million based on the interest bearing assets and liabilities held during 2004.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

COLT will be required to report under International Financial Reporting Standards (“IFRS”) for quarterly reporting from the quarter ending 31 March 2005 and in the 2005 Annual Report.

The Group has undertaken a project to manage the transition from existing UK Generally Accepted Accounting Principles (UK GAAP) to IFRS. The major areas of difference between UK GAAP and IFRS which will impact the Group’s profit and loss account or balance sheet are the following.

Convertible Debt

Under IFRS 32 “Financial instruments: Disclosure and presentation” the interest charge on convertible debt is increased to equal the interest charge on equivalent debt which does not have conversion rights.

Under UK GAAP, COLT included the liability in respect of the convertible debt within long-term creditors. Under IFRS it is necessary to allocate the convertible debt between the element which is deemed to relate to debt and the element which is deemed to relate to the conversion rights. The element of the debt which relates to the conversion rights will be classified in equity in the Group’s balance sheet and has the impact of increasing the net assets of the Group.

It will also be necessary to restate the gain or loss on debt redeemed or repurchased since 1 January 2004.

Installation Fees Revenue Recognition

Under IFRS all installation fees charged will be taken to the profit and loss account over the expected length of the customer relationship period. Under UK GAAP the revenue was recognised in the same period as the related costs.

Share Option Schemes

Under UK GAAP, COLT did not suffer a profit and loss charge in respect of its share option plans. Under IFRS 2 “Share based payments” the Group is required to charge the profit and loss account with the fair value of the options issued. The charge is spread over the vesting period. An exemption applies for options which were granted prior to 7 November 2002.

Goodwill

Under IFRS goodwill will not be subject to annual amortisation but will require an annual impairment test.

Tony Bates

Chief Administrative and Financial Officer

COLT Telecom Group plc Board of Directors

Andreas Barth - non-executive Director, 60, was appointed to the Board on 1 September 2003. Andreas is chairman of the board of BOG Management and a member of the supervisory board of TDS Informationstechnologie. Andreas was previously senior vice-president of Compaq Computer Corporation and has also worked for Thomson-CSF, Texas Instruments and Ford.

Barry Bateman - Chairman, 59, was appointed to the Board on 27 September 1996 and as Chairman on 1 January 2003. Barry joined Fidelity Investments in 1981 and is now vice chairman of Fidelity International Limited. He also holds a number of directorships within the Fidelity International Group. Barry is a director of the Investment Management Association and a previous chairman of the Association of Unit Trusts and Investment Funds (now IMA). He was previously marketing director at Datastream and research director at Hoare Govett.

Antony Bates - Chief Administrative and Financial Officer, 48, is a Chartered Accountant and was appointed to the Board on 1 May 2004. Tony was previously group finance director of EMI Group and has also worked for Habitat, Phillip Morris (now Altria) and Arthur Andersen.

Jean-Yves Charlier - Chief Executive Officer, 41, is on secondment from Fidelity International and was appointed to the Board on 30 August 2004. Jean-Yves was previously chief of operations of the Global Services division of BT Group and has also worked for Equant and Wang.

Vincenzo Damiani - non-executive Director, 65, was appointed to the Board on 23 July 2002. Vincenzo is a non-executive Director of Banca di Roma and of Data Services SpA. Vincenzo was previously corporate vice-president of EDS Corporation and has also worked for Digital Equipment Europe and IBM.

Hans Eggerstedt - non-executive Director, 66, was appointed to the Board on 2 June 2003. Hans is a member of the advisory council of the ING Group, a member of the supervisory board of Rodamco Europe, a member of the supervisory board of Unilever Deutschland and a non-executive Director of Jeronimo Martins. Hans was previously finance director of Unilever.

Gene Gabbard - non-executive Director, 64, was appointed to the Board on 6 January 2005. Gene is a member of the board of Trillion Partners, a member of the board of PRE Holdings, a member of the board of Knology, a special limited partner of Ballast Point Ventures and a Review Committee member for Dali Hook Partners. Gene was previously executive vice president and chief financial officer of MCI Communications and has also been an advisor to The Walt Disney Company and worked for Telecom*USA, Digital Communications (now Hughes Network Systems) and COMSAT Laboratories.

Dr. Robert Hawley CBE - non-executive Director, 68, was appointed to the Board on 21 August 1998. Robert is a non-executive director of Rutland Trust. Robert was previously chief executive of British Energy and of Nuclear Electric and was also an advisor to HSBC Bank.

Timothy Hilton - non-executive Director, 52, was appointed to the Board on 26 May 1999. Timothy is president of Fidelity Broadband Group. Timothy was previously president of Fidelity Capital and was also a partner of the U.S. corporate law firm Sullivan & Worcester.

John Remondi - non-executive Director, 68, was appointed to the Board on 31 December 2004. John is senior vice president and managing director of FMR Corp. and is a director of Asia Telecom Group, MetroRED Telecom Group, The Strober Organisation, W.R. Hambrecht and Geerlings & Wade. John has previously held a number of senior positions within the Fidelity organisation.

H. Frans van den Hoven KBE - non-executive Director, 81, was appointed to the Board on 30 September 1996. Frans is a member of the board of Hunter Douglas and a non-executive director of three funds managed by Fidelity International. Frans was previously chairman of ABN Amro Bank and of Unilever.

Report of the Board of Directors

The Directors submit their report and audited financial statements for the year ended 31 December 2004. For the purposes of this report, “Company” means COLT Telecom Group plc and “Group” means the Company and its subsidiary undertakings.

Principal Activity

The Company is the holding company for the Group. The principal activity of the Group is the provision of business communications solutions and services within Europe.

Business Review and Development

The Chairman’s Overview, the Chief Executive Officer’s Review of Operations and the Financial Review contain details of the development of the Group’s business during 2004, the position at the end of 2004, events in 2005 up to the date of this report and likely future developments.

Results and Dividends

The Group Profit and Loss Account for 2004 is set out on page 41 and the Financial Review is set out on pages 20 to 25. The Directors are not recommending the payment of a dividend.

Annual General Meeting

The ninth Annual General Meeting of the Company is to be held at The Capital Club, 15 Abchurch Lane, London, EC4N 7BW, UK on Thursday 21 April 2005, starting at 11:00 a.m. (the “AGM”). The notice convening the meeting is in a separate document sent to shareholders. All proposals in the notice of the meeting to be considered at the AGM will be decided by a poll of shareholders.

Directors

The Directors of the Company are listed with their biographical details on pages 26 and 27. During 2004, new Directors appointed were Antony Bates on 1 May, Jean-Yves Charlier on 30 August and John Remondi on 31 December. Directors who resigned were Mark Jenkins on 29 February and Steven Akin, Paul Chisholm and James Curvey on 31 December. Gene Gabbard was appointed a Director on 6 January 2005.

In accordance with the Articles of Association all the current Directors will retire at the AGM. All of the retiring Directors, being eligible, are standing for re-election or, in the case of the Directors appointed since the last Annual General Meeting, for election, as Directors.

Directors’ Interests

The interests of the current Directors in the Company’s ordinary shares at 1 January 2004 or if later, their date of appointment, and at 31 December 2004, were:

Director	1 Jan 04	31 Dec 04
Andreas Barth	16,109	41,961
Barry Bateman	--	--
Antony Bates	--	100,000
Jean-Yves Charlier	--	500,000
Vincenzo Damiani	42,162	166,866
Hans Eggerstedt	19,206	39,094
Robert Hawley	71,977	96,865
Timothy Hilton	46,080	46,080
John Remondi	200,000	200,000
Frans van den Hoven	82,413	107,116

There was no change in these interests between 31 December 2004 and 23 February 2005.

Details of the Directors’ interests in options over the Company’s ordinary shares are set out on page 39. Details of the Directors’ service agreements are set out on page 37.

Auditors

PricewaterhouseCoopers LLP are the external auditors of the Company. Their reappointment as the Company’s auditors, together with authority for the Directors to fix their remuneration, will be proposed at the AGM.

Share Capital

Details of the changes in the number of the Company’s ordinary shares in issue are set out in note 13 of the Financial Statements on page 56. The Directors have shareholder authority to allot ordinary shares in the Company and to dis-apply statutory pre-emption rights. The renewal of these authorities will be proposed at the AGM.

The Company has shareholder authority to purchase its own shares. No shares have been purchased and no contract has been entered into under this authority. The renewal of this authority will be proposed at the AGM.

Shareholders

Two trusts are set up for facilitating the holding of shares in the Company by employees and the executive Directors. Details of these trusts, including the number of the Company’s ordinary shares held by them, are given in note 13 of the Financial Statements on page 58.

As at 23 February 2005, the following shareholders have notified the Company of their interest in 3% or more of the Company’s issued ordinary shares:

Shareholder	Number of Ordinary Shares
FMR Corp.[1]	471,089,421
Fidelity Investors Limited Partnership [2]	313,073,111
Amvescap plc [3]	150,163,486
Fidelity International Limited [4]	107,906,957

1. FMR Corp.’s (82 Devonshire Street, Boston, Massachusetts 02109 USA) interest is held through:

(a) an indirect wholly owned subsidiary, Colt, Inc., that holds 13,681,198 ordinary shares;

(b) a wholly owned subsidiary, that as trustee holds 77,000,000 ordinary shares for The Colt, Inc. 2004 Annuity Trust, 172,215,436 ordinary shares for The Colt, Inc. 2003 Annuity Trust, 82,723,580 ordinary shares for The Colt, Inc. 2002 Annuity Trust, 60,016,438 ordinary shares for The Colt, Inc. 2001 Annuity Trust and 1,575,038 ordinary shares for The Colt, Inc. 2001 Charitable Trust;

(c) a wholly-owned subsidiary, Strategic Advisers, Inc., that as manager of three charitable foundations has sole voting power over 9,715,293 ordinary shares for the Edward C. Johnson Fund, 9,810,218 ordinary shares for the Fidelity Foundation and 43,687,020 ordinary shares for the Fidelity Non-Profit Management Foundation; and

(d) the COLT Incentive Shares Plan Trust, of which Colt, Inc. is the joint trustee, that holds 665,200 ordinary shares.

2. Fidelity Investors Limited Partnership (82 Devonshire Street, Boston, Massachusetts 02109 USA) is a Delaware limited partnership.

3. Amvescap plc (30, Finsbury Square, London, EC2A 1AG) is a fund manager whose interest is a non-beneficial interest held either directly or through its subsidiary companies.

4. Fidelity International Limited (Pembroke Hall, 42 Crow Lane, Pembroke, Bermuda HM-19) is a Bermuda company.

Fidelity Relationship Agreement

In December 1996, the Company entered into a Relationship Agreement with FMR Corp., COLT Inc., Fidelity Investors Limited Partnership, FIL Bank and Trust Company Limited (now FIL Trust Company Limited) and Fidelity International Limited (“Fidelity”). Under the Agreement, Fidelity, and where appropriate its affiliates, have agreed that more than half of the Directors of the Company will be non-Fidelity related Directors, that Fidelity will not compete with the Group without the consent of the non-Fidelity related Directors, that any agreements between Fidelity and the Group will be on an arms-length basis and subject to the consent of the non-Fidelity related Directors, and that Fidelity will not acquire ordinary shares of the Company if less than 25% of the shares would as a result be in public hands. The Agreement continues in force while Fidelity or their affiliates hold at least 30% of the issued ordinary shares of the Company.

The current Fidelity related Directors under the Agreement are Barry Bateman, Jean-Yves Charlier, Timothy Hilton and John Remondi. Details of transactions with Fidelity and their affiliates in 2004 are given in note 23 of the Financial Statements on page 69.

Corporate and Social Responsibility

The Corporate and Social Responsibility Review on pages 18 to 19 sets out the charitable and political donations made by the Group, the employment policies of the Group and action taken to involve employees in the business of the Group.

Creditors and Supplier Payment Policy

Where goods or services have been supplied in accordance with terms agreed with a supplier, it is the policy of the Group that the supplier is paid in accordance with those terms.

The Company is a holding company and has no trade creditors. At 31 December 2004, the number of days of annual purchases represented by year end creditors for the Group was 34 days (2003: 38 days).

Approved by the Board of Directors and signed on its behalf by

Jane Forrest, Company Secretary, 23 February 2005

Corporate governance statement

The Board recognises that good corporate governance is in the best interests of all shareholders. This statement describes the Company’s corporate governance arrangements.

The Combined Code on Corporate Governance

The Combined Code on Corporate Governance was issued in its amended form by the UK Financial Reporting Council in July 2003 (the “Combined Code”) and is annexed to the Listing Rules of the UK Listing Authority. During the year ended 31 December 2004, the Company complied with the provisions of Section 1 of the Combined Code in all respects save only for the matters described in this statement. These matters at 31 December 2004 were as follows.

The Board has not appointed a Senior Independent Director. The Board is satisfied that because the Company maintains an active relationship with its shareholders, as described in the Relations with Shareholders section below, there is no role for a Senior Independent Director within the Company, but will keep this under review.

The Chairman of the Company is a member of the Compensation Committee. His contact with executives provides an important contribution to the work of this Committee. Moreover, the Board believes that it is important that Fidelity, as the major shareholder, is represented on the Compensation Committee.

The Board

The Board has eleven members and it comprises the Chairman, the Chief Executive, one other executive Director and eight non-executive Directors. Biographical details of the Directors are set out on pages 26 and 27.

Four members of the board are employed by Fidelity, the Company’s major shareholder. These are the Chairman, the Chief Executive, and two of the non-executive Directors, Timothy Hilton and John Remondi. The appointment of Directors representing a company’s major shareholder is common and the Fidelity related non-executive Directors, although not independent under the provisions of the Combined Code, are independent of management and accordingly exercise their judgement in the interests of all shareholders. The Company is also able to carry on its business independently of its major shareholder and the Fidelity Relationship Agreement, details of which are set out in the Report of the Board of Directors on page 29, requires that any agreements between Fidelity and the Group will be on an arms-length basis and subject to the consent of the non-Fidelity related Directors.

The Board considers that each of the remaining six non-executive Directors, Andreas Barth, Vincenzo Damiani, Hans Eggerstedt, Gene Gabbard, Robert Hawley and Frans van den Hoven to be independent, notwithstanding the following relationships or circumstances.

Vincenzo Damiani, Robert Hawley and Frans van den Hoven hold share options, details of which are set out on page 39. They were granted their options on joining the Board as an appropriate means by which they could acquire shares in the Company and align their interests with shareholders, and at a time when this was permitted under then applicable corporate governance provisions. Options have not been granted to any non-executive Director since 2002. The estimated value of the outstanding options based on a Black Scholes model are less than £11,000, £700 and £100 respectively. In the circumstances, the Board does not consider that these historical options compromise the independence of these Directors.

Frans van den Hoven is an independent non-executive director of three funds managed by Fidelity International Limited. His role in this capacity involves the oversight of Fidelity International Limited on behalf of the fund’s shareholders. As he is independent of Fidelity management, the Board does not consider that these external directorships compromise his independence.

There is a division of responsibility between the Chairman, Barry Bateman, and the Chief Executive, Jean-Yves Charlier. The Chairman, whose commitments other than to the Group are set out on page 26 and which have not changed during the year, is responsible for keeping the strategic direction of the Group under review and for ensuring that the Board functions effectively. The Chief Executive is responsible for the operation and development of the Group’s business.

On appointment, Directors undertake an induction process which is designed to develop their knowledge and understanding of the Group’s business through visits to various operating sites, presentations on relevant technology, product demonstrations, briefings from management and a familiarisation with investor perceptions of the Group. The Directors’ knowledge and understanding of the Company’s business is refreshed throughout the year and with briefings as necessary on corporate governance and regulatory compliance. The training needs of the Directors are periodically reviewed by the Board.

The Board has evaluated its performance and that of its Committees during 2004 and their continuing ability to act as effective bodies. The non-executive Directors have assessed the Chairman’s performance. A series of questionnaires were used to facilitate the evaluation process, which was conducted without external consultants. The Chairman has assessed whether each Director contributed effectively to the Board and demonstrated commitment to the role.

Where a Director has been unable to attend all meetings of the Board or Board committees of which he is a member, the Director has confirmed that he remains committed to the role and has the requisite time available to perform the role.

Under the Company’s Articles of Association, at each Annual General Meeting all Directors appointed since the previous Annual General Meeting retire and seek election, and all other Directors retire and seek re-election. This means that no Director can hold office for more than one year unless re-elected by shareholders.

Operation of the Board

The Board met seven times in 2004. The attendance of each of the Directors at the meetings held in 2004 while a Director was:

Director	Meetings held	Meetings attended	Percentage attended
Steven Akin	7	6	86%
Andreas Barth	7	7	100%
Barry Bateman	7	7	100%
Antony Bates	4	4	100%
Jean-Yves Charlier	2	2	100%
Paul Chisholm	7	6	86%
James Curvey	7	5	71%
Vincenzo Damiani	7	7	100%
Hans Eggerstedt	7	6	86%
Robert Hawley	7	7	100%
Timothy Hilton	7	7	100%
Mark Jenkins	1	1	100%
John Remondi	--	--	--
Frans van den Hoven	7	7	100%

The Board is scheduled to meet four times in 2005. Additional meetings will be held as required.

During 2004, the non-executive Directors and the Chairman met without the executive Directors present and it is intended that this will happen at least once in 2005.

The Board is primarily responsible for decisions on Group strategy, including approval of strategic plans, annual budgets, interim and full year financial statements and reports, accounting policies and all material capital projects, investments and disposals. There is a schedule of matters reserved for approval by the Board which was updated in December 2004.

Each Director is provided with monthly reports which include financial information and information on revenue streams and the Company’s support functions. In the months when there is a Board meeting, this information is circulated to the Directors in advance of the meeting, together with details of all other business to be considered at the meeting. The Directors are encouraged to supplement this information through direct contact with the Group’s senior management. Each of the Directors can take independent advice at the expense of the Company.

Board Committees

The Board has delegated specific responsibilities to three standing Committees of the Board. The membership of these Committees and a summary of their main duties under their terms of reference are set out below. The full terms of reference may be viewed on the Company’s website, www.colt.net.

The Committees are provided with the resources required to undertake their duties and they are able to take independent advice at the expense of the Company. The Company Secretary acts as secretary to each of these Committees.

In addition to the standing Committees, the Board occasionally delegates specific tasks to ad-hoc Committees of the Board.

Audit Committee

Hans Eggerstedt is the Chairman of the Audit Committee and is also the Committee member identified as having recent and relevant financial experience. The other members of the Committee are Vincenzo Damiani, Robert Hawley and Frans van den Hoven. Hans Eggerstedt was appointed to the Committee on 23 February 2004 and as Committee Chairman on 20 October 2004, replacing Frans van den Hoven.

The Chief Administrative and Financial Officer, the Group Financial Controller, the Senior Director of Audit, Risk and Security and representatives from the external auditors, usually attend meetings of the Committee in advisory capacities.

The Committee met four times in 2004. The attendance of each of the Directors at the meetings held in 2004 while a committee member was:

Director	Meetings held	Meetings attended	Percentage attended
Vincenzo Damiani	4	4	100%
Hans Eggerstedt	3	3	100%
Robert Hawley	4	4	100%
Frans van den Hoven	4	4	100%

During 2004, the Committee met the Company’s external auditors, PricewaterhouseCoopers, without any Company management present and it is intended that this will continue in 2005.

The duties of the Committee are to review the integrity of the financial statements, to review the effectiveness of the internal control policies, to review the procedures for managing risks, to oversee the internal audit function, to consider the appointment and relationship with the external auditors, and to review procedures for handling allegations from whistle-blowers.

During 2004, the Committee considered, among other matters, compliance with the provisions of the Combined Code and with the requirements of the U.S. Sarbanes-Oxley Act of 2002, accounting developments, the financial control environment, and risk management and control.

To guard against the objectivity of and the independence of the external auditors being compromised, the Committee has adopted a policy under which any service provided by the external auditors must be approved by the Committee or within a category pre-approved by the Committee, and within the maximum charge set by the Committee.

Compensation Committee

Robert Hawley is the Chairman of the Compensation Committee and the other members are Andreas Barth, Barry Bateman and Vincenzo Damiani. Andreas Barth was appointed to the Committee on 24 February 2004 and Robert Hawley was appointed to the Committee and as Committee Chairman on 31 December 2004, replacing Barry Bateman. James Curvey was a member of the Committee until 31 December 2004. The Compensation Committee did not in the year to and at 31 December 2004 comply with the Combined Code for the reasons set out in The Combined Code on Corporate Governance section above. Fidelity related Directors abstain from voting on the remuneration of any other Fidelity related Director.

The Managing Director, Human Resources, normally attends meetings of the Committee in an advisory capacity. The

Compensation Committee met eight times in 2004. The attendance of each of the Directors at the meetings held in 2004 while a committee member was:

Director	Meetings held	Meetings attended	Percentage attended
Andreas Barth	7	7	100%
Barry Bateman	8	8	100%
James Curvey	8	8	100%
Vincenzo Damiani	8	5	63%
Robert Hawley	--	--	--

The duties of the Committee are to review the compensation policy, to determine the remuneration of executive Directors, and to exercise discretions on behalf of the Board in relation to employee benefit schemes. The Directors’ Remuneration Report on pages 35 to 39 provides details of how the Committee has discharged its duties in 2004.

Nomination Committee

Barry Bateman is the Chairman of the Nomination Committee and the other members are Vincenzo Damiani and Robert Hawley. Vincenzo Damiani was appointed to the Committee on 31 December 2004. Barry Bateman was appointed Committee Chairman on 31 December 2004, replacing Paul Chisholm. Paul Chisholm and James Curvey were members of the Committee until 31 December 2004.

Until 31 December 2004, a majority of the members of the Nomination Committee were Fidelity related non-executive Directors. Fidelity related Directors abstain from voting on the appointment of any other Fidelity related Director.

The Nomination Committee met five times in 2004. The attendance of each of the Directors at the meetings held in 2004 while a committee member was:

Director	Meetings held	Meetings attended	Percentage attended
Barry Bateman	5	5	100%
Paul Chisholm	5	4	80%
James Curvey	5	5	100%
Vincenzo Damiani	--	--	--
Robert Hawley	5	5	100%

The duties of the Committee are to recommend to the Board a preferred candidate for appointment to the Board or to a specific position or role on the Board or Board Committee, and to recommend to the Board the continuation in office of non-executive Directors.

During 2004, the Committee considered the appointment of two executive Directors and one non-executive Director. Jean-Yves Charlier was seconded from Fidelity as the Company’s Chief Executive and a Director, having been identified as the individual with the experience and skills required to build higher margin revenue streams and lead the Company forward. Antony Bates was appointed having worked with the Board while acting as interim Chief Financial Officer. John Remondi is a Fidelity related Director and for this reason neither an external search consultancy nor open advertising were used when appointing him.

Since the year end, the Committee considered the appointment of Gene Gabbard as a non-executive Director. Open advertising was not necessary in the search for him because given his known extensive telecom and high technology business experience he was well suited to the role. Assistance was taken from external consultants, A.T. Kearney, during the appointment process.

Relations with Shareholders

The Company utilises its website, www.colt.net, to communicate a wide range of information about the Group.

The Company has a policy of maintaining an active dialogue with institutional shareholders through individual meetings with senior management and participation in conference calls. The views of shareholders expressed during these meetings and calls are reported to the Board so that an understanding of the views of major shareholders can be developed.

The Board recognises that one of the main opportunities for non-institutional shareholders to question the Board is at the Annual General Meeting and for this reason it is the practice that each of the Directors attend the meeting whenever possible. Any shareholder is free to contact the Company’s Director of Corporate Communications at any time.

Statement of Directors’ Responsibilities

Directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company, including its subsidiary companies, as at the end of the financial year, and of the profit or loss of the Company for that relevant period. In preparing those financial statements, the Directors are required to select suitable accounting policies and apply them consistently, supported by judgements and estimates that are reasonable and prudent and to state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The Directors are also responsible for keeping proper accounting records, which disclose with reasonable accuracy, the financial position of the Company and they are also responsible for safeguarding the assets of the Company and to prevent and detect fraud and other irregularities.

The financial statements are published on the Company website. The maintenance and integrity of the website is the responsibility of the Directors. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Going Concern

The Directors, after making appropriate enquiries, have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. For this reason, the Directors continue to adopt the going concern basis in preparing the financial statements.

Internal Control

The Board has overall responsibility for the Company’s system of internal controls and for reviewing its effectiveness. The system of internal control is designed to manage, rather than eliminate risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss. Throughout 2004, and up until the date of this report, there has been an ongoing process for identifying, evaluating and managing the material risks faced by the Company. The effectiveness of the internal control system and risk management process is kept under review by the Audit Committee and reviewed annually by the Board.

The Group’s senior management, supported by the Senior Director of Audit, Risk and Security, identify the key risks facing the Group. These risks and how they are being managed are reported to the Audit Committee. The key risks are selected from the Group risk register which details the risks identified, the impact if those risks were to occur and the actions that will be taken to manage those risks most appropriately.

The Company operates a management structure with clear delegated authority levels and clear functional reporting lines and accountability. The Company operates a comprehensive budgeting and financial reporting system, which compares actual performance to budget on a monthly basis. All capital expenditure and all other purchases are subject to appropriate authorisation procedures. This together with the internal controls and risk management process allows management to monitor financial and operational performance and compliance controls on a continuing basis and to identify and respond to business risks as they arise.

The Directors’ remuneration report

The Directors’ Remuneration Report sets out the Company’s policy on remuneration. The report also sets out for each Director the remuneration earned in 2004, their interests in share options and other long-term incentive plans, and their contractual relationship with the Company.

The Directors’ Remuneration Report, which has been approved and adopted by the Board of Directors, will be put to shareholders at the Annual General Meeting for approval. The report complies with the Directors’ Remuneration Report Regulation 2002 and sets out how the principles in Section 1.B of the Combined Code have been applied.

Compensation Committee

The Compensation Committee consists of independent non-executive Directors and the Company Chairman. Robert Hawley was appointed to the Committee and as Committee Chairman on 31 December 2004, replacing Barry Bateman as Committee Chairman. The other members are Andreas Barth (appointed to the Committee on the 24 February 2004), Barry Bateman and Vincenzo Damiani. James Curvey was a member of the Committee until 31 December 2004.

The Compensation Committee section of the Corporate Governance Statement on pages 32 and 33 gives the reasons why the Board considers it appropriate for the Company Chairman to remain a member of the Committee. The statement also sets out the number of meetings, attendance and duties of the Committee.

Normally attending meetings of the Committee, in an advisory capacity, is the Managing Director, Human Resources. The Committee also appointed and received advice from Hewitt Bacon & Woodrow, Monks Partnership (also retained by the Company) and Watson Wyatt on salary, benefits and other compensation trend data which the Committee has used when considering the appropriate level of compensation for its executive Directors. In addition, Slaughter and May have provided guidance about the rules of the share option plans.

Compensation Policy

The Company’s policy is to place a significant emphasis on performance related elements of total compensation for executive Directors and senior executive officers and to align their interests with those of shareholders.

Base salary reflects an executive’s experience, responsibility and market value. Performance bonuses are subject to upper limits that normally range between 50% and 200% of salary or, where appropriate, a specified amount. Each year, performance targets are set for bonuses that link 50% to the Company’s financial targets and the balance to personal business goals such as quality of service, revenue success, process improvements and the introduction of new technologies.

The Company believes that it is important to encourage an ownership mentality amongst all employees. Share and share option schemes are designed to offer employees a stake in the organisation and a share in the achievement of the successes over the medium to long term.

The policies relating to each of the components of total compensation are subject to regular review in order to ensure that they remain competitive, stimulating and challenging. The package is geared towards driving exceptional effort through the variable elements of the total package. The ability to have an impact on shareholder value will influence the mix of the total reward package with, at less senior levels, there being greater emphasis on the base salary portion of the total package. Base salaries and performance bonuses are benchmarked regularly against other appropriate sectors, in particular, telecommunications operators and technology companies.

Elements of Compensation for Executive Directors

Executive Directors receive base salary, performance bonus, long-term incentives, defined contribution pensions and other usual benefits. Payment of bonus and vesting of long-term incentives is dependent upon the achievement of performance targets that are set beforehand by the Committee.

Salary and Bonus

Base salary for the executive Directors is set when they are appointed to the role and reflects their experience, responsibility and market value and are not normally reviewed annually.

Bonus amounts are based upon demanding financial targets and the achievement of personal predetermined business objectives. Bonuses are subject to upper limits of 200% of salary for John-Yves Charlier and 150% of salary for Antony Bates. Annual bonuses do not form part of pensionable earnings. Current executive Director performance bonus payments for the year were in the range of 61% to 73% of maximum bonus potential (pro rated for service).

Proportion of Fixed and Variable Remuneration

The table below shows the approximate targeted proportion of fixed and variable remuneration for the executive Directors. The long-term incentives proportion is based on the estimated value of the awards using a Black Scholes model which takes into account the likelihood that performance conditions are met at the end of the relevant performance periods. The annual cash bonus plan supports financial and operational performance, whilst the long-term incentive element is reward for superior performance over the longer term and the numbers in the table take into account the likelihood of payment.

Proportion of fixed and variable remuneration

	Fixed			Variable
	Base Pay	Pension	Benefits	Bonus	Long-Term Incentives	Total
	(%)	(%)	(%)	(%)	(%)	(%)
Steven Akin	33.5	5.4	3.3	50.3	7.5	100
Jean-Yves Charlier	33.5	5.4	3.3	50.3	7.5	100
Antony Bates	38.3	6.1	3.8	43.1	8.7	100

Long-Term Incentives

The Company has two share option plans used for long-term incentives, the Group Share Plan and the Deferred Bonus Plan. Options over shares granted under these Plans to Directors are set out in the table on page 39.

Group Share Plan (“Option Plan”)

The Option Plan is divided into two parts; the “Approved Part” approved by the U.K. Inland Revenue for the purposes of the Income and Corporation Taxes Act 1988, and the “Unapproved Part” which is not so approved. Options granted under the Approved Part will not normally be exercisable until the third anniversary of the date of grant. Options granted under the Unapproved Part may become exercisable earlier than the third anniversary.

There are two programmes now offered under the Option Plan, “Performance Options” and “Welcome Options”. Performance Options are awarded to high performing executives and, subject to meeting performance conditions, 100% of shares under option vest on the third anniversary of the date of grant. Welcome Options are awarded to senior employees to attract them to COLT and, subject to performance conditions, 50% of shares under option vest on the third anniversary and 25% of shares under option vest on each of the fourth and fifth anniversaries of the grant date. Options are granted at an option price which is not less than the market value of the ordinary shares on the date of grant.

In 2004, Jean-Yves Charlier and Antony Bates were each awarded Welcome Options on joining the Company of 800,000 and 500,000 shares respectively. Each grant was subject to the normal set of performance metrics, described below.

For all grants of options made during 2004, a performance condition was applied based upon the achievement of a performance metric consisting of two elements. The first element is that the cumulative free cash flow over the three years to the end of 2006 must reach a certain level (free cash flow for this purpose is the sum of net cash inflow from operating activities less net cash outflow from returns on investments and servicing of finance and from capital expenditure and financial investment). The second element is that the Company must attain targeted cumulative revenue over the three years to the end of 2006. Achievement of the first element will result in 50% of the option vesting, while achievement of the second element will result in the vesting of the remaining 50%. This performance condition was chosen by the Committee as being the most appropriate as it aligns the potential reward with the strategic financial aims of the Company. Future grants may be subject to different performance criteria as determined by the Committee at the time.

Deferred Bonus Plan

Jean-Yves Charlier and Antony Bates each purchased 500,000 and 100,000 shares respectively and were awarded matching awards of shares of 250,000 and 50,000 respectively under the provisions of the Deferred Bonus Plan. Subject to the same performance condition as for their Option Plan options, the Deferred Bonus Plan shares will vest on the third anniversary of the grant date.

Pension Contributions and other Benefits

Pension contributions are determined based on employee age and years of service and are made to defined contribution schemes. Benefits include, as appropriate, housing benefit, private health insurance and other similar benefits commensurate with market practice.

Saving-Related Share Option Scheme (“SAYE Scheme”)

Participation in the Company’s SAYE Scheme is open to all eligible employees and the executive Directors. Details of the participation of the executive Directors are set out in the table on page 39. Under the SAYE Scheme, employees may save between £5 and £250 a month with a savings institution and are granted options to acquire shares in the Company. After a three year period, employees can use the proceeds of their savings account to exercise the options at a price established at the beginning of the three year period. The price established at the beginning of the three years is at the discretion of the Board of Directors and can be up to a 20% discount to the then market price of the Company’s shares.

Non-executive Directors

The compensation of non-executive Directors is reviewed periodically by the Board. The Company aligns this compensation with the interests of shareholders by delivering it in a mix of cash and shares acquired in the open market. In the last 12 months, the non-executive Directors have received no element of their compensation in the form of options, benefits or other incentives, nor is it the intent of the Board that this should occur within the forthcoming twelve months.

Directors’ Service Agreements

Jean-Yves Charlier’s services are provided under a secondment agreement with Fidelity International Limited and Fidelity Investment Management Limited. The secondment is for three years from 1 September 2004 but can be terminated by Fidelity International Limited and Fidelity Investment Management Limited or by the Company at any time. In the event of termination there is no right to compensation.

Antony Bates has an employment contract that can be terminated by him giving six months’ notice. Until 30 April 2005, the service contract can be terminated by the Company giving twenty-four months’ notice less the number of completed months since 1 May 2004. The Compensation Committee believed that this period of notice was justified in order to secure the services of Antony Bates on a permanent basis. From 1 May 2005, the service contract can be terminated by the Company giving twelve months’ notice. In the event of termination, he has the right to receive an amount which, subject to mitigation, is equal to his salary and other benefits for the period of notice plus bonus equal to the average bonus percentage of salary achieved during the previous two years or, if termination is before two bonus payments have been made, at 127.5% of his base salary.

The Chairman and non-executive Directors are engaged on letters of appointment that set out their duties and responsibilities. The appointment of Barry Bateman, Gene Gabbard and John Remondi can be terminated by them or by the Company by giving three months’ notice. The appointment of Andreas Barth, Hans Eggerstedt, Vincenzo Damiani, Robert Hawley, Timothy Hilton and Frans van den Hoven can be terminated by them or by the Company at any time. In every case, there is no right to compensation in the event of termination.

COLT v MSCI Europe Telecom Services index

The following graph shows the Company’s share performance against the Morgan Stanley MSCI Europe Telecom Services index (both rebased to 100 as at 1 January 2000) which has been chosen because it is the principal index of European Telecom Service providers.

AUDITED INFORMATION

Directors’ Remuneration

The table below sets out details of the remuneration received by individuals during 2004 while they were a Director of the Company.

(£’000) Name	Salary/Fee	Bonus	Other Cash	Benefits1	Total 2004	Total 2003	Pension 2004	Pension 2003
Steven Akin2	145.2	217.9	--	110.9	474.0	1,075.5	10.8	20.1
Andreas Barth3	30.0	--	--	--	30.0	10.0	--	--
Barry Bateman4	--	--	--	--	--	--	--	--
Antony Bates5	216.6	340.0	200.0	1.6	758.2	--	39.0	--
Jean-Yves Charlier6	133.3	195.0	--	1.6	329.9	--	18.7	--
Paul Chisholm3	30.0	--	--	--	30.0	39.6	--	--
James Curvey3	30.0	--	--	--	30.0	15.0	--	--
Vincenzo Damiani3	35.0	--	--	--	35.0	33.7	--	--
Hans Eggerstedt3	34.3	--	--	--	34.3	17.5	--	--
Robert Hawley3	35.0	--	--	--	35.0	33.7	--	--
Timothy Hilton4	--	--	--	--	--	--	--	--
Mark Jenkins	15.9	--	--	0.7	16.6	141.0	2.8	15.8
John Remondi	--	--	--	--	--	--	--	--
Frans van den Hoven3	35.0	--	--	--	35.0	33.7	--	--
Total	740.3	752.9	200.0	114.8	1,808.0	1,399.7	71.3	35.9

1. This figure includes, as appropriate, housing benefit, private health insurance and other similar benefits.

2. Steven Akin is employed by FMR Corp. and his services as Chief Executive were provided under a secondment agreement with FMR Corp. under which all of the remuneration attributable to his duties to the Company as Chief Executive were paid for by the Company. Between 3 August 2004 and 31 December 2004, while a non-executive Director of the Company he received no remuneration from FMR Corp. attributable to his duties for the Company and has waived his entitlement to Directors’ fees of £10,000.

3. £15,000 of the fees paid to each non-executive Director was in the form of Company shares acquired in the open market.

4. Barry Bateman and Timothy Hilton are employed by Fidelity International Limited and FMR Corp. respectively. They receive no remuneration from Fidelity International Limited or FMR Corp. attributable to their duties for the Company and, as set out in their letters of appointment, receive no remuneration from the Company either.

5. The other cash payment is relocation costs.

6. Jean-Yves Charlier’s services as Chief Executive are provided under a secondment agreement with Fidelity International Limited and Fidelity Investment Management Limited under which all the remuneration attributable to his duties to the Company as Chief Executive is paid for by the Company.

Directors’ Share Options

The tables below set out details of options under each of the Company’s share option plans held by individuals who are or have been a Director of the Company.

The closing mid-point price of the Company’s ordinary shares on 31 December 2004 was £0.465 per share and the range during the year was £0.3625 to £1.3037 per share.

Option Plan

Name	1 Jan 2004	Granted	Exercised	Lapsed	31 Dec 2004	Date of exercise	Market value	Option exercise price per share	Usual date from which first exercisable[1,2]	Usual expiry date

Steven Akin[3]	500,000	--	--	--	500.000			0.4800	29 Jul 2003 to 29 Jul 2007	29 Jul 2012
	150,000	--	--	150,000	--			0.7692	28 Jul 2006 to 28 Jul 2008	28 Jul 2013

	650,000	--	--	150,000	500,000

Antony Bates	--	500,000	--	--	500,000			0.7667	4 May 2007 to 4 May 2009	4 May 2014

Jean-Yves Charlier	--	800,000	--	--	800,000			0.3800	31 Aug 2007 to 31 Aug 2009	31 Aug 2014

Paul Chisholm[4]	5,100,000	--	500,000	--	4,600,000	25 Feb 04	1.1300	0.6875	17 Dec 1997 to 17 Dec 2001	17 Dec 2006
	400,000	--	--	--	400,000			1.7000	15 Dec 1998 to 15 Dec 2002	15 Dec 2007

	5,500,000	--	500,000	--	5,000,000

Vincenzo Damiani	40,000	--	--	--	40,000			0.4800	29 Jul 2003 to 29 Jul 2007	29 Jul 2012

Robert Hawley	68,060	--	--	--	68,060			7.4940	25 Nov 1999 to 25 Nov 2003	25 Nov 2008

Mark Jenkins[5]	160,000	--	--	160,000	--			6.6000	4 Aug 1999 to 4 Aug 2003	4 Aug 2008
	20,000	--	--	20,000	--			13.3700	27 Feb 2002 to cliff vest	27 Feb 2011
	20,000	--	8,000	12,000	--	25 Mar 04	0.9525	0.4125	26 Feb 2003 to 26 Feb 2007	26 Feb 2012
	20,000	--	4,000	16,000	--	25 Mar 04	0.9525	0.4800	29 Jul 2003 to 29 Jul 2007	29 Jul 2012
	220,000	--	12,000	208,000	--

Frans van den Hoven	16,000	--	--	--	16,000			8.5000	17 Dec 1996 to 17 Dec 2000	17 Dec 2006
	16,000	--	--	--	16,000			29.0000	17 Dec 1996 to 17 Dec 2000	17 Dec 2006
	16,000	--	--	--	16,000			14.8600	17 Dec 1996 to 17 Dec 2000	17 Dec 2006
	48,000	--	--	--	48,000

Option Plan - Past Directors

Peter Manning[6]	500,000	--	--	--	500,000	0.4125	26 Feb 2003	31 Dec 2005

Deferred Bonus Plan

Name	1 Jan 2004	Granted	Exercised	Lapsed	31 Dec 2004	Usual date of vesting[2]

Antony Bates	--	50,000	--	--	50,000	26 Oct 2007

Jean-Yves Charlier	--	250,000	--	--	250,000	31 Aug 2007

Mark Jenkins[5]	1,685	--	--	1,685	--	27 Feb 2004

SAYE Scheme

Name	1 Jan 2004	Granted	Exercised	Lapsed	31 Dec 2004	Option exercise price per share	Usual date from which first exercisable	Usual expiry date

Mark Jenkins[5]	18,000	--	--	18,000	--	0.4000	1 Mar 2006	1 Aug 2006

1. In the case of options granted under the Option Plan before July 2003, usually 20% of the shares under option become exercisable on each of the five anniversaries following the grant date. In the case of options granted since July 2003, usually 50% of the shares under option become exercisable on the third anniversary of the grant date and 25% of the shares under option become exercisable on each of the fourth and fifth anniversaries of the grant date. In certain circumstances, including the death of the option holder, options may become exercisable earlier.

2. Usually an option over shares is exercisable, or vests, only if a performance condition is met. For all grants of options made during 2004, a performance condition was applied based upon the achievement of a performance metric consisting of two elements. The first element is that the cumulative free cash flow over the three years to the end of 2006 must reach a certain level. The second element is that the Company must attain a targeted cumulative revenue cash flow over the three years to the end of 2006. Achievement of the first element will result in 50% of the option vesting, while achievement of the second element will result in the vesting of the remaining 50%.

3. Steven Akin resigned as a Director on 31 December 2004 having returned to FMR Corp. at the end of his secondment. These options will remain exercisable until the usual expiry date or the date he leaves the employment of FMR Corp., whichever is the earlier.

4. Paul Chisholm resigned as a Director on 31 December 2004. These options will remain exercisable until the usual expiry date.

5. Mark Jenkins resigned as a Director on 29 February 2004. All options over shares have lapsed.

6. Peter Manning resigned as a Director on 25 July 2002. The terms of this option were varied such that it vested on 26 February 2003 and is exercisable until 31 December 2005, at which time it will lapse. All other options over shares have lapsed.

Approved by the Board of Directors and signed on its behalf by

Dr. R. Hawley CBE, Chairman of the Compensation Committee

Independent auditors’ report to the members

of COLT Telecom Group plc

We have audited the financial statements which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses, the reconciliation of equity shareholders’ funds and the related notes which have been prepared under the historical cost convention and the accounting policies set out in the statement of accounting policies. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors’ Remuneration Report (“the auditable part”).

Respective responsibilities of Directors and auditors

The Directors’ responsibilities for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of Directors’ Responsibilities. The Directors are also responsible for preparing the Directors’ Remuneration Report.

Our responsibility is to audit the financial statements and the auditable part of the Directors’ Remuneration Report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the Opinion, has been prepared for and only for the Company’s members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Directors’ Remuneration Report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors’ Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the sections set out in the table of contents including the Chairman’s Overview, the Chief Executive Officer’s Review of Operations, the Financial Review, the Report of the Board of Directors, the Corporate Governance Statement and the unaudited part of the Directors’ Remuneration Report.

We review whether the Corporate Governance Statement reflects the Company’s compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors’ Remuneration Report. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors’ Remuneration Report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

-	the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 2004 and of the loss and cash flows of the Group for the year then ended;
-	the financial statements have been properly prepared in accordance with the Companies Act 1985; and
-	those parts of the Directors’ Remuneration Report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors
London
23 February 2005

Group profit and loss account

		Year ended 31 December
	Notes	2003 Before Exceptional Items £’000	2003 Exceptional Items £’000	2003 After Exceptional Items £’000	2004 Before Exceptional Items £’000	2004 Items Exceptional £’000	2004 After Exceptional Items £’000	2004 After Exceptional Items $’000

Turnover	2	1,166,318	--	1,166,318	1,214,020	--	1,214,020	2,326,062

Cost of sales
Interconnect and network		(766,942)	--	(766,942)	(813,728)	--	(813,728)	(1,559,102)
Network depreciation		(204,417)	--	(204,417)	(191,969)	--	(191,969)	(367,813)
		(971,359)	--	(971,359)	(1,005,697)	--	(1,005,697)	(1,926,915)
Gross profit		194,959	--	194,959	208,323	--	208,323	399,147

Operating expenses
Selling, general and administrative		(235,928)	2,453	(233,475)	(246,633)	--	(246,633)	(472,549)
Other depreciation and amortisation		(38,531)	--	(38,531)	(30,519)	--	(30,519)	(58,474)
		(274,459)	2,453	(272,006)	(277,152)	--	(277,152)	(531,023)
Operating loss		(79,500)	2,453	(77,047)	(68,829)	--	(68,829)	(131,876)

Other income (expense)
Interest receivable		26,718	--	26,718	21,001	--	21,001	40,238
Gain on redemption of debt	7	--	7,589	7,589	--	205	205	393
Interest payable and similar charges	6	(88,295)	--	(88,295)	(66,812)	--	(66,812)	(128,012)
Exchange gain		6,388	--	6,388	4	--	4	8
		(55,189)	7,589	(47,600)	(45,807)	205	(45,602)	(87,373)

Loss on ordinary activities before taxation	3	(134,689)	10,042	(124,647)	(114,636)	205	(114,431)	(219,249)
Taxation	8	--	--	--	--	--	--	--
Loss for period		(134,689)	10,042	(124,647)	(114,636)	205	(114,431)	(219,249)
Basic and diluted loss per share	9	£(0.09)	£0.01	£(0.08)	£(0.08)	£0.00	£(0.08)	£(0.15)

There is no difference between the loss on ordinary activities before taxation and the retained loss for the periods stated above and their historical cost equivalents.

All of the Group’s activities are continuing.

Details of exceptional items are provided in note 7.

The accompanying notes are an integral part of the financial statements.

Group statement of total recognised gains and losses

	Year ended 31 December
	2003 £'000	2004 £'000	2004 $'000

Loss for period	(124,647)	(114,431)	(219,249)
Exchange differences	31,002	(798)	(1,529)
Total recognised losses	(93,645)	(115,229)	(220,778)
Prior year adjustment in respect of the adoption of UITF 38 (note 1)	--	910	1,744
Total recognised losses since previously reported	(93,645)	(114,319)	(219,034)

Group reconciliation of changes in equity shareholders’ funds

	Year ended 31 December
	2003 £'000	2004 £'000	2004 $'000

Opening equity shareholders' funds as previously reported	955,010	862,698	1,652,929
Prior year adjustment in respect of the adoption of UITF 38 (note 1)	(206)	--	--
Opening equity shareholders' funds as restated	954,804	862,698	1,652,929
Loss for period	(124,647)	(114,431)	(219,249)
Issue of share capital (note 13)	1,767	570	1,092
Shares to be issued (note 13)	(239)	--	--
Grant of shares from Group Quest (note 13)	11	55	105
Exchange differences	31,002	(798)	(1,529)
Closing equity shareholders' funds	862,698	748,094	1,433,348

The accompanying notes are an integral part of the financial statements.

Group balance sheet

		At 31 December
	Notes	Restated* 2003 £'000	2004 £'000	2004 $'000
Fixed assets
Intangible fixed assets	10	9,493	7,317	14,019
Tangible fixed assets	11	1,344,285	1,253,502	2,401,710
Total fixed assets		1,353,778	1,260,819	2,415,729

Current assets
Trade debtors	12	199,849	199,074	381,426
Prepaid expenses and other debtors	12	66,834	48,078	92,117
Investments in liquid resources	18	742,143	393,312	753,586
Cash at bank and in hand	18	60,239	59,404	113,818
Total current assets		1,069,065	699,868	1,340,947
Total assets		2,422,843	1,960,687	3,756,676

Capital and reserves	13
Called up share capital		37,754	37,778	72,383
Share premium		2,315,904	2,316,665	4,438,730
Merger reserve		27,359	27,359	52,420
Shares to be issued		215	--	--
Profit and loss account		(1,518,534)	(1,633,708)	(3,130,185)
Equity shareholders' funds		862,698	748,094	1,433,348

Provisions for liabilities and charges	16	62,860	48,708	93,325

Creditors
Amounts falling due within one year:
Non-convertible debt	18	--	81,692	156,522
Other	14	352,736	336,508	644,749
Total amounts falling due within one year		352,736	418,200	801,271
Amounts falling due after more than one year:		15
Convertible debt		700,131	382,320	732,525
Non-convertible debt		444,418	363,365	696,207
Total amounts falling due after more than one year		1,144,549	745,685	1,428,732
Total creditors		1,497,285	1,163,885	2,230,003
Total liabilities, capital and reserves		2,422,843	1,960,687	3,756,676

* Restated as a result of the adoption of UITF 38 “Accounting for ESOP trusts” as disclosed in note 1

Approved by the Board of Directors on 23 February 2005 and signed on its behalf by:

Antony Bates, Chief Administrative and Financial Officer

The accompanying notes are an integral part of the financial statements.

Group cash flow statement

		At 31 December
	Notes	Restated* 2003 £'000	2004 £'000	2004 $'000
Net cash inflow from operating activities	17	147,866	140,638	269,463

Returns on investments and servicing of finance
Interest received		26,526	20,530	39,335
Interest paid, finance costs and similar charges		(63,849)	(45,965)	(88,069)
Net cash outflow from returns on investments and servicing of finance		(37,323)	(25,435)	(48,734)

Capital expenditure and financial investment
Purchase of tangible fixed assets		(140,973)	(129,417)	(247,963)
Sale of fixed assets		--	4,721	9,045
Net cash outflow from capital expenditure and financial investment		(140,973)	(124,696)	(238,918)

Acquisitions and disposals
Sale of subsidiary undertakings		912	--	--
Net cash sold with subsidiary undertakings		(2,944)	--	--
Net cash outflow from acquisitions and disposals		(2,032)	--	--

Management of liquid resources	18	187,765	343,297	657,756

Financing
Issue of ordinary shares	13	1,630	570	1,092
Purchase of convertible debt	18	(9,606)	(333,659)	(639,291)
Purchase of non-convertible debt	18	(134,869)	(1,635)	(3,133)
Net cash outflow from financing		(142,845)	(334,724)	(641,332)
Increase (decrease) in cash	18	12,458	(920)	(1,765)

The accompanying notes are an integral part of the financial statements.

1. Basis of presentation and principal accounting policies

COLT Telecom Group plc (“COLT” or the “Company”) together with its subsidiaries is referred to as the “Group”. The Group financial statements consolidate the financial statements of the Company and its subsidiaries up to 31 December 2004.

Accounting policies

The accounting policies and presentation applied are consistent with those applied in preparing the Group’s financial statements for the year ended 31 December 2003 except for the adoption of UITF 38 “Accounting for ESOP trusts”. Applying the UITF has resulted in the cost of own shares, previously reported as a fixed asset investment, being shown as a deduction from shareholders’ funds. A prior year adjustment has been made to reflect this change. The aggregate impact of this adjustment on the previously reported Balance Sheet as at 31 December 2002 and 2003 is to reduce Equity Shareholders’ funds by £0.2 million. In addition, £0.9 million has been included in the Statement of Total Recognised Gains and Losses being the amount charged to the Profit and Loss Account in prior years to write-down the carrying value of these shares. The adoption of UITF 38 has had no impact on the Profit and Loss Account in either 2003 or 2004.

As permitted by paragraph 3 (3) of Schedule 4 of the Companies Act 1985, the Directors have adapted the prescribed profit and loss format in a manner appropriate to the nature of the Group’s business.

Certain British pound amounts in the financial statements have been translated into U.S. dollars at 31 December 2004 and for the year then ended at the rate of $1.916 to the British pound, which was the noon buying rate in the City of New York for cable transfers in British pounds as certified for customs purposes by the Federal Reserve Bank on such date. Such translations should not be construed as representations that the British pound amounts have been or could be converted into U.S. dollars at that or any other rate.

Basis of accounting

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom, under the historical cost convention.

The preparation of financial statements requires management to make estimates and assumptions that affect; reported amounts of assets and liabilities, disclosure and valuation of contingent assets and liabilities and the reported amounts of income and expenditure. Estimates are used principally when accounting for provisions for doubtful debts and the lengths of fixed asset lives. These estimates could differ from the actual results.

Turnover

Turnover represents amounts earned for services provided to customers (net of value added tax and inter-company revenue).

Contracted income invoiced in advance for fixed periods is recognised as turnover in the period of actual service provision. Turnover from installation and other up-front set-up activities is recognised in the same period as the related costs.

Turnover attributable to infrastructure sales in the form of indefeasible rights-of-use (“IRUs”) with characteristics which qualify the transaction as an outright sale, or transfer of title agreements, are recognised at the time of delivery and acceptance by the customer. Proceeds from the sale of infrastructure qualify as turnover where the infrastructure was designated as built for resale at the outset and where the associated costs of construction have been classified as inventory for future sale. Where the infrastructure was not designated for resale and was classified as tangible fixed assets, the proceeds from these infrastructure sales are recorded net of costs as a gain or loss on the disposal of a fixed asset.

Charges to customers for services provided through the Group network where the Group is deemed to be acting as agent are reported net of service providers’ charges to the Group.

Cost of sales

Cost of sales includes payments made to other carriers, depreciation of network infrastructure and equipment, direct network costs and construction costs associated with infrastructure sales.

Operating leases

Costs in respect of operating leases are charged on a straight-line basis over the lease term.

Goodwill

Goodwill arises on the purchase of subsidiary undertakings and represents the excess of the fair value of purchase consideration over the fair value of assets acquired. Goodwill arising on all acquisitions prior to 1 January 1998 was written off against reserves. Goodwill arising on all acquisitions since 1 January 1998 is capitalised in the year in which it arises and is amortised through the profit and loss account on a straight line basis over its useful economic life. Goodwill arising on the acquisition of ImagiNet is being amortised over 10 years (see note 10).

Tangible fixed assets

Tangible fixed assets are recorded at historical cost. Network infrastructure and equipment comprises assets purchased and built, at cost, together with capitalised labour which is directly attributable to the cost of construction.

Depreciation is calculated to write off the cost, less estimated residual values, of tangible fixed assets on a straight-line basis over their expected economic lives as follows:

Network infrastructure and equipment	5% - 20% per annum
Office computers, equipment, fixtures and fittings and vehicles	10% - 33% per annum

Depreciation of network infrastructure and equipment commences from the date it becomes operational.

Impairment

Tangible and intangible fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. An impairment loss is recognised to the extent that the carrying amount of an asset exceeds its recoverable amount (being the higher of its value in use and net realisable value).

Investments

The Company’s investments in subsidiaries are stated at cost less provision for impairment.

Licences

Annual amounts payable for telecommunications licences have been expensed as incurred.

Deferred taxation

Deferred tax is provided on all timing differences which result in an obligation at the balance sheet date, to pay more tax, or a right to pay less tax, at a future date, at rates that are expected to apply when the obligation crystallises, based on current tax rates and laws enacted or substantially enacted at the balance sheet date. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements. Deferred tax assets and liabilities are recognised to the extent that it is regarded as more likely than not that they will be recovered in the foreseeable future. Deferred tax is measured on a non-discounted basis.

Property provisions

The Group provides for obligations relating to excess leased space in offices and ISCs. The provisions represent the net present value of the future estimated costs and the unwinding of the discount is included within the interest charge for the year.

Finance costs

Costs incurred raising debt finance are deducted from the amount raised and amortised over the life of the debt facility on a constant yield basis. Costs incurred in raising equity finance are deducted from the premium arising on the issue of shares.

Pension schemes

The Group operates a number of defined contribution pension schemes through its subsidiaries. Pension costs are charged to the profit and loss account on an accruals basis in the period in which contributions are payable to the schemes.

Foreign currencies and derivative financial instruments

Transactions denominated in foreign currencies are translated at the rate prevailing at the time of the transaction. Monetary assets and liabilities are translated at the period end rate. Exchange differences arising from the re-translation of the opening net assets of foreign subsidiaries, denominated in foreign currencies, and any related loans, together with the differences between profit and loss accounts translated at average rates and rates ruling at the period end are taken directly to reserves.

Translation differences on intra-Group currency loans and foreign currency borrowings to the extent that they are used to finance or hedge Group equity investments in foreign enterprises are taken directly to reserves together with the exchange differences on the carrying value of the related investments.

Forward exchange contracts are deemed hedges only where they relate to actual foreign currency assets and liabilities or commitments which have been identified and where they involve the same, or similar, currency as the hedged transaction and reduce the risk to the Group’s operations arising from foreign currency exchange movements. Gains and losses on forward exchange contracts deemed as hedges are deferred and included in the value of the related foreign currency transaction. No other derivative instruments are used by the Group.

All other exchange differences are taken to the profit and loss account.

Liquid resources

Liquid resources include surplus cash which is placed on short-term deposit which is disposable without curtailing or disrupting the business and are either readily convertible into known amounts of cash at or close to their carrying values or traded in an active market.

At 31 December 2004 and 31 December 2003, all of the Group’s liquid resources comprised short-term money market deposits.

2. Segmental analysis

Factors used to identify reporting segments

The Group operates in a single business segment, telecommunications, and in geographical areas as shown below.

Country activities and local business are managed by local management teams. These local management teams are co-ordinated across the Group through a regional and functional organisational structure. During the year, the Directors considered the Group’s reportable segments to be North, South and Central. North Region comprised Belgium, Denmark, Ireland, The Netherlands, Sweden and the U.K. The Central Region comprised Austria, Germany and Switzerland. The South Region comprised France, Italy, Portugal and Spain. These reportable segments are expected to change during 2005 as a result of the reorganisation which was announced in late 2004.

Products and services within each reportable segment

Turnover from the single business segment is attributed within geographical areas and is classified as Switched, Non-switched, and Other. Turnover by destination is not materially different from turnover by origin. Switched turnover comprises services including the transmission of voice, data or video through a switching centre. Non-switched turnover includes managed and non-managed network and bandwidth services.

Turnover has also been classified by customer type with wholesale turnover comprising services to other telecommunications carriers, resellers and internet service providers (ISPs). Corporate turnover comprises services to corporates and governments.

Measurement of segment performance

Accounting policies adopted by the single business segment and for each geographical area are described in note 1. Management evaluates performance based upon profit or loss on ordinary activities before taxation and exceptional items.

Segmental analysis for the year ended 31 December 2004:

	North Region	Central Region	South Region	Corporate & eliminations	Total
Turnover	£'000	£'000	£'000	£'000	£'000	$'000

Carrier	102,677	179,242	67,307	(85,135)	264,091	505,998
Non-carrier	134,377	244,040	104,595	--	483,012	925,451

Total switched	237,054	423,282	171,902	(85,135)	747,103	1,431,449
Non-switched	181,177	184,116	142,547	(43,999)	463,841	888,719
Other	457	1,647	972	--	3,076	5,894
Inter region turnover	(45,250)	(54,868)	(29,016)	129,134	--	--

	373,438	554,177	286,405	--	1,214,020	2,326,062

Depreciation and amortisation	59,168	73,618	47,190	42,512	222,488	426,287

Net interest (payable) receivable	(60,487)	(44,927)	(24,713)	84,316	(45,811)	(87,774)

Profit (loss) on ordinary activities before taxation and exceptional items	(83,646)	(34,308)	(22,210)	25,528	(114,636)	(219,643)

Profit (loss) on ordinary activities before taxation and after exceptional items	(83,646)	(34,308)	(22,210)	25,733	(114,431)	(219,249)

Expenditure on fixed assets	42,778	38,630	36,163	15,564	133,135	255,087

Tangible fixed assets	334,312	517,565	388,848	12,777	1,253,502	2,401,710

Total assets	424,641	630,368	486,458	419,220	1,960,687	3,756,676

Equity shareholders' funds	299,200	495,250	374,500	(420,856	748,094	1,433,348

Segmental analysis for the year ended 31 December 2003:

	North Region	Central Region	South Region	Corporate & eliminations	Total
Turnover	£'000	£'000	£'000	£'000	£'000	$'000

Carrier	96,473	146,500	69,134	(73,194)	238,913	457,757
Non-carrier	138,431	214,092	111,202	--	463,725	888,497

Total switched	234,904	360,592	180,336	(73,194)	702,638	1,346,254
Non-switched	182,526	173,935	144,978	(39,035)	462,404	885,966
Other	82	742	584	(132)	1,276	2,445
Inter region turnover	(44,910)	(40,866)	(26,585)	112,361	--	--

	372,602	494,403	299,313	--	1,166,318	2,234,665

Depreciation and amortisation	63,020	86,308	53,679	39,941	242,948	465,488

Net interest (payable) receivable	(43,263)	(48,470)	(38,731)	68,887	(61,577)	(117,982)

Profit (loss) on ordinary activities before taxation and exceptional items	(60,187)	(52,472)	(35,473)	13,443	(134,689)	(258,064)

Profit (loss) on ordinary activities before taxation and after exceptional items	(43,738)	45,963	(35,456)	(91,416)	(124,647)	(238,823)

Expenditure on fixed assets	41,182	43,325	37,392	6,173	128,072	245,386

Tangible fixed assets	359,749	564,994	408,349	11,193	1,344,285	2,575,650

Total assets	458,642	674,196	523,144	766,861	2,422,843	4,642,167

Equity shareholders' funds	332,810	535,454	404,917	(410,483)	862,698	1,652,929

Segmental analysis by customer type for the year ended 31 December 2004:

	Corporate	Wholesale	Total
	£'000	£'000	£'000	$'000

Carrier	--	264,091	264,091	505,998
Non-carrier	336,064	146,948	483,012	925,451

Total switched	336,064	411,039	747,103	1,431,449
Non-switched	359,314	104,527	463,841	888,719
Other	2,963	113	3,076	5,894

Total	698,341	515,679	1,214,020	2,326,062

Segmental analysis by customer type for the year ended 31 December 2003:

	Corporate	Wholesale	Total
	£'000	£'000	£'000	$'000

Carrier	--	238,913	238,913	457,757
Non-carrier	336,980	126,745	463,725	888,497

Total switched	336,980	365,658	702,638	1,346,254
Non-switched	354,794	107,610	462,404	885,966
Other	909	367	1,276	2,445

Total	692,683	473,635	1,166,318	2,234,665

3. Loss on ordinary activities before taxation

Loss on ordinary activities before taxation is stated after charging:

	Year ended 31 December

	2003 £'000	2004 £'000	2004 $'000

Employee costs (note 5)	224,085	208,496	399,478
Depreciation of tangible fixed assets	240,832	220,461	422,403
Amortisation of intangible fixed assets	2,116	2,027	3,884
Operating lease rentals - property	27,688	29,679	56,864
- other	68,164	73,045	139,954
Remuneration of auditors Statutory audit (Company £0.1 million (2003: £0.1 million))	920	906	1,736
Non-statutory assurance services	88	235	451
Taxation services - compliance	194	176	337
- advisory	660	456	874
Other services	40	189	362

4. Directors’emoluments

Aggregate emoluments for Directors of COLT in the year were:

	Year ended 31 December

	2003 £'000	2004 £'000	2004 $'000

Salaries, fees and bonuses	1,049	1,493	2,861
Other benefits	351	315	604

Aggregate emoluments	1,400	1,808	3,465
Pension contributions	36	71	136

	1,436	1,879	3,601

5. Employee information

The average monthly number of persons employed by the Group during the period was:

	Year ended 31 December

	2003	2004

By category: Operations and technology	2,561	2,392
Sales and marketing	1,141	992
Administration	583	485

	4,285	3,869

	Year ended 31 December

	2003 £'000	2004 £'000	2004 $'000

Employee costs (for the above persons): Wages and salaries	196,593	185,512	355,441
Social security costs	36,643	31,334	60,036
Other pension costs	11,087	9,666	18,520

	244,323	226,512	433,997
Less: employee costs capitalised	(20,238)	(18,016)	(34,519)

	224,085	208,496	399,478

Capitalised employee costs are included in fixed asset additions within the appropriate asset category.

6. Interest payable and similar charges

	Year ended 31 December

	2003 £'000	2004 £'000	2004 $'000

Interest and similar charges on senior convertible notes	34,444	30,257	57,972
Accretion and similar charges on senior discount notes	15,352	--	--
Interest and similar charges on senior notes	36,319	34,998	67,056
Other interest payable and similar charges	2,180	1,557	2,984

	88,295	66,812	128,012

7. Exceptional items

Gain on redemption of debt

During 2004, the Group redeemed some of its debt for a cash outlay of £335.3 million (2003: £144.5m) resulting in an exceptional gain of £0.2 million (2003: £7.6 million).

Disposal of subsidiaries

In December 2003 the Group sold COLT eCustomer Solutions France SAS (“Fitec”) and COLT Internet AB (Sweden Internet) for consideration of £0.9 million and £0.3 million respectively, which gave rise to a profit on disposal of £2.2 million on Fitec and £0.3 million on Sweden Internet. In the period to December 2003, Fitec’s turnover was £9.2 million and its loss after tax was £3.3 million.

8. Taxation

There is no tax charge arising in the years ended 31 December 2003 and 2004 as the Group had no taxable profits.

Net tax losses carried forward amounted to:

	At 31 December

	2003 £'000	2004 £'000	2004 $'00

North Region	457,894	444,261	851,204
Central Region	448,453	290,148	555,924
South Region	112,812	123,728	237,063

	1,019,159	858,137	1,644,191

These amounts are not time limited, but must be utilised in the country in which they arose. The losses carried forward remain subject to legislative provisions and to agreements with the various tax authorities in jurisdictions where the Group operates.

The tax losses in the Central region were reduced in the year as a result of a reorganisation of the Group’s German operations. The reorganisation generated a profit of £196.0 million which utilised existing tax losses in Germany. However, the reorganisation increased, for German tax purposes, the value of assets that are depreciable and will generate future tax deductions of a similar amount. This is reflected in the potential deferred tax asset “capital allowances less depreciation” below.

No deferred tax asset has been recognised in the financial statements. The unprovided potential deferred tax asset is as follows:

	At 31 December

	2003 £'000	2004 £'000	2004 $'000

Capital allowances less depreciation	(126,591)	(201,271)	(385,635)
Short-term timing differences	(22,971)	(20,810)	(39,872)

Potential deferred tax asset	(149,562)	(222,081)	(425,507)
Add losses available	(348,081)	(299,257)	(573,376)

Total potential deferred tax asset after addition of losses	(497,643)	(521,338)	(998,883)

9. Loss per share

Basic loss per share is based upon the loss after tax for each period and the weighted average ordinary shares in issue in the period. All potential ordinary shares issuable have an anti-dilutive effect on basic loss per share for each financial year presented and therefore these potential shares have been excluded in the calculation of diluted loss per share.

	Year ended 31 December

	2003 £'000	2004 £'000	2004 $'000

Loss for period	(124,647)	(114,431)	(219,249)

Weighted average ordinary shares issued (`000)	1,507,771	1,510,853	1,510,853

Basic and diluted loss per share	£(0.08)	£(0.08)	$(0.15)

10. Intangible fixed assets

	Total £'000	Total $'000

Cost At 1 January 2004	21,398	40,999
Exchange differences	(12)	(23)

At 31 December 2004	21,386	40,976

Accumulated amortisation At 1 January 2004	11,905	22,810
Charge for the year	2,027	3,884
Exchange differences	137	263

At 31 December 2004	14,069	26,957

Net book value At 31 December 2003	9,493	18,189

At 31 December 2004	7,317	14,019

Intangible fixed assets as at 31 December 2004 comprise purchased goodwill arising on the acquisition of Planet SA and its subsidiary Imaginet SA (together “ImagiNet”) on 15 July 1998. The goodwill is attributable to the market position and business development of ImagiNet at the date of acquisition and the amortisation term of 10 years reflects the period during which the Directors estimate the value of the underlying business will exceed the value of the underlying assets.

11. Tangible fixed assets

	Network infrastructure and equipment	Computers, equipment, fixtures & fittings and vehicles	Total	Total

	£'000	£'000	£'000	$'000

Cost At 1 January 2004	2,656,889	277,614	2,934,503	5,622,507
Additions	100,212	32,923	133,135	255,087
Disposals	(13,602)	(15,601)	(29,203)	(55,953)
Exchange differences	12,833	463	13,296	25,476

At 31 December 2004	2,756,332	295,399	3,051,731	5,847,117

Accumulated depreciation At 1 January 2004	1,380,199	210,019	1,590,218	3,046,857
Charge for the year	191,969	28,492	220,461	422,403
Disposals	(8,731)	(15,339)	(24,070)	(46,117)
Exchange differences	11,087	533	11,620	22,264

At 31 December 2004	1,574,524	223,705	1,798,229	3,445,407

Net book value At 31 December 2003	1,276,690	67,595	1,344,285	2,575,650

At 31 December 2004	1,181,808	71,694	1,253,502	2,401,710

Included in network infrastructure and equipment are payments on account and assets under construction of £32.1 million at 31 December 2004 (2003: £30.1 million).

12. Debtors — amounts falling due within one year

Trade debtors:

	At 31 December

	2003 £'000	2004 £'000	2004 $'000

Trade debtors	245,235	235,698	451,598
Provision against doubtful debts	(45,386)	(36,624)	(70,172)

	199,849	199,074	381,426

Prepaid expenses and other debtors:

	At 31 December

	2003 £'000	2004 £'000	2004 $'000

Other debtors	34,468	14,785	28,328
Prepayments and accrued income	13,493	18,724	35,875
VAT recoverable	18,873	14,569	27,914

	66,834	48,078	92,117

13. Capital and reserves

	Ordinary shares (i) No'000	Share capital £'000	Share premium £'000	Merger reserve (ii) £'000	Shares to be issued £'000	Restated Profit and loss reserve (iii) £'000	Total shareholders' funds £'000

At 1 January 2004	1,510,154	37,754	2,315,904	27,359	215	(1,518,534)	862,698
Shares issued in the year	975	24	546	--	--	--	570
Shares to be issued	--	--	215	--	(215)	--	--
Loss for period	--	--	--	--	--	(114,431)	(114,431)
Exchange differences	--	--	--	--	--	(798)	(798)
Grant of shares from Group Quest	--	--	--	--	--	55	55

At 31 December 2004	1,511,129	37,778	2,316,665	27,359	--	(1,633,708)	748,094

At 31 December 2004 ($'000)		72,383	4,438,730	52,420	--	(3,130,185)	1,433,348

(i)	Authorised share capital comprises 2,075,000,000 shares of 2.5p each.

(ii)	The Group has taken merger relief under the provisions of section 131 of the Companies Act 1985 on shares issued in respect of prior year acquisitions. All premium on the issue of those shares has been taken directly to the merger reserve.

(iii)	Cumulative goodwill relating to acquisitions made prior to 1 January 1998, which has been eliminated against reserves, amounted to £38.4 million (2003: £38.4 million).

Warrants

In December 1996, the Company issued US$314 million aggregate principal amount at maturity of senior discount notes in the form of 314,000 units, each unit consisting of one 12% senior discount note and one warrant to purchase 31.2 ordinary shares from the Company at an exercise price of £0.7563 per share. The warrants may be exercised at any time prior to the close of business on 31 December 2006. Warrants that are not exercised by such date will expire. In accordance with the terms of the warrants, following the completion of the Company’s sale of ordinary shares in December 2001, the number of shares underlying each outstanding warrant and the warrant exercise price were adjusted to 45.323 ordinary shares and £0.5206 per ordinary share, respectively. At 31 December 2004, warrants to purchase 881,770 (2003: 881,770) ordinary shares were outstanding. The Company has authorised and has reserved for issuance such number of ordinary shares as will be issuable upon the exercise of all outstanding warrants.

COLT Telecom Group Share Plan

The COLT Telecom Group Share Plan (the “Option Plan”) was adopted on 7 November 1996, for the issuance to key employees of the Group incentive compensation related to the public market performance of the Company’s ordinary shares. The Option Plan is divided into two parts; the “Approved Part” which is approved by the U.K. Inland Revenue for the purposes of the Income and Corporation Taxes Act 1988, and the “Unapproved Part” which is not so approved. Options may be granted by the Compensation Committee to Directors and employees of the Group under either part of the Option Plan. Individuals who provide services to COLT may also be permitted to participate in the Unapproved Part.

Options granted under the Approved Part will not normally be exercisable until the third anniversary of the date of grant. Options granted under the Unapproved Part may become exercisable earlier than the third anniversary. Options may be exercised early in certain circumstances, including on cessation of employment under special circumstances and on death. Otherwise, unless the Compensation Committee agrees otherwise, options lapse when an option holder ceases to be an employee. The Compensation Committee, at its discretion, may determine in connection with each grant of options, the terms of vesting and whether or not vesting will be accelerated upon a change of control event. Options are not transferable.

Option Plan awards are based on an employee’s level of responsibility, performance and term of service. Options will be granted at an option price which is not less than the market value of the ordinary shares on the date of grant and will normally only be granted within six weeks of the announcement of COLT’s results for any period. The grant of options to subscribe for new shares under each of the plans is limited so that new shares in respect of which options to subscribe are granted may not, when added to the shares issued or remaining issuable under any share option scheme, or issued under any share incentive scheme, in the previous 10 years, exceed 10% of the then issued equity share capital of the Company.

At 31 December 2004, options outstanding under the Option Plan, together with their exercise prices and dates, were as follows:

Date of	Exercise	Dates of	Date of	Number of ordinary shares under option
grant	price	vesting	expiration	Granted	Exercised	Lapsed	Outstanding

Dec-96	£0.69	Dec 97 to Dec 01	Dec-06	25,824,000	12,744,036	6,939,964	6,140,000
Jan-97	£0.78	Jan 98 to Jan 02	Jan-07	396,000	226,400	149,600	20,000
Apr-97	£0.71	Apr 98 to Apr 02	Apr-07	1,280,000	675,000	377,600	227,400
Aug-97	£0.96	Aug 98 to Aug 02	Aug-07	2,488,000	726,000	933,200	828,800
Nov-97	£1.29	Nov 98 to Nov 02	Nov-07	3,196,000	1,418,362	1,158,038	619,600
Dec-97	£1.70	Dec 98 to Dec 02	Dec-07	4,204,000	1,104,400	1,148,000	1,951,600
Feb-98	£2.74	Feb 99 to Feb 03	Feb-08	140,000	56,000	84,000	--
Feb-98	£2.74	Feb 99 to Feb 03	Feb-08	900,000	530,220	369,780	--
May-98	£4.76	May 99 to May 03	May-08	830,000	207,750	340,000	282,250
Aug-98	£6.60	Aug 99 to Aug 03	Aug-08	2,906,000	591,544	1,695,712	618,744
Nov-98	£7.49	Nov 99 to Nov 03	Nov-08	1,408,075	113,215	980,400	314,460
Dec-98	£7.88	Dec 99 to Dec 03	Dec-08	100,000	--	100,000	--
Mar-99	£11.30	Mar 00 to Mar 04	Mar-09	990,000	122,500	597,000	270,500
Apr-99	£10.93	Apr 00 to Apr 04	Apr-09	1,000,000	150,000	850,000	--
May-99	£12.25	May 00 to May 04	May-09	585,000	58,000	390,000	137,000
Aug-99	£12.74	Aug 00 to Aug 04	Aug-09	930,000	15,000	659,000	256,000
Nov-99	£21.00	Nov 00 to Nov 04	Nov-09	800,500	--	587,500	213,000
Dec-99	£24.39	Dec 00 to Dec 04	Dec-09	740,000	--	460,000	280,000
Feb-00	£36.18	Feb 01 to Feb 05	Feb-10	745,000	--	440,000	305,000
May-00	£22.61	May 01 to May 05	May-10	792,500	--	378,674	413,826
Jun-00	£26.66	Jun 01 to Jun 05	Jun-10	846,000	--	450,500	395,500
Aug-00	£19.16	Aug 01 to Aug 05	Aug-10	1,181,500	--	685,434	496,066
Aug-00	£17.73	Aug 01 to Aug 05	Aug-10	317,500	--	161,250	156,250
Nov-00	£19.48	Nov 01 to Nov 05	Nov-10	800,000	--	327,500	472,500
Dec-00	£15.18	Dec 01 to Dec 05	Dec-10	757,321	--	327,702	429,619
Feb-01	£13.37	Feb 02 to Feb 06	Feb-11	2,401,040	--	1,568,792	832,248
Feb-01	£20.06	Feb 02 to Feb 06	Feb-11	400,000	--	400,000	--
Feb-01	£26.74	Feb 02 to Feb 06	Feb-11	750,000	--	750,000	--
May-01	£8.44	May 02 to May 06	May-11	866,500	--	588,500	278,000
May-01	£12.66	May 02 to May 06	May-11	250,000	--	250,000	--
May-01	£16.87	May 02 to May 06	May-11	250,000	--	250,000	--
Jun-01	£7.10	Jun 02 to Jun 06	Jun-11	2,688,750	--	1,179,000	1,509,750
Aug-01	£3.22	Aug 02 to Aug 06	Aug-11	1,464,500	--	953,500	511,000
Nov-01	£1.72	Nov 02 to Nov 06	Nov-11	231,000	--	26,000	205,000
Dec-01	£1.56	Dec 02 to Dec 06	Dec-11	1,410,500	--	390,500	1,020,000
Feb-02	£0.41	Feb 03 to Feb 07	Feb-12	4,688,500	180,000	2,628,000	1,880,500
May-02	£0.45	May 03 to May 07	May-12	72,500	6,000	51,500	15,000
Jul-02	£0.48	Jul 03 to Jul 07	Jul-12	5,602,300	127,360	1,312,100	4,162,840
Aug-02	£0.50	Aug 03 to Aug 07	Aug-12	250,000	--	--	250,000
Oct-02	£0.32	Oct 03 to Oct 07	Oct-12	250,000	50,000	180,000	20,000
Nov-02	£0.44	Nov 03 to Nov 07	Nov-12	400,000	--	--	400,000
Mar-03	£0.41	Mar 04 to Mar 08	Mar-13	200,000	--	--	200,000
Apr-03	£0.46	Apr 04 to Apr 08	Apr-13	32,500	--	20,000	12,500
May-03	£0.47	May 04 to May 08	May-13	150,000	--	--	150,000
May-03	£0.49	May 04 to May 08	May-13	50,000	--	--	50,000
Jul-03	£0.77	Jul 06 to Jul 08	Jul-13	7,161,000	--	1,107,000	6,054,000
Oct-03	£1.01	Oct 06 to Oct 08	Oct-13	60,000	--	--	60,000
Feb-04	£1.13	Feb 07 to Feb 09	Feb-14	60,000	--	--	60,000
Apr-04	£0.84	Apr 07 to Apr 09	Apr-14	20,000	--	--	20,000
May-04	£0.77	May 07 to May 09	May-14	500,000	--	--	500,000
Jul-04	£0.42	Jul 07 to July 09	Jul-14	165,000	--	--	165,000
Aug-04	£0.38	Aug 07	Aug-14	6,392,500	--	78,700	6,313,800
Aug-04	£0.38	Aug 07 to Aug 09	Aug-14	800,000	--	--	800,000
Oct-04	£0.41	Oct 07 to Oct 09	Oct-14	1,210,000	--	--	1,210,000

			Total	92,933,986	19,101,787	32,324,446	41,507,753

In addition to options granted under the Option Plan, further options to subscribe for 160,000 ordinary shares have been granted to certain Directors of the Company. At 31 December 2004 64,000 options had been exercised, 48,000 had lapsed and 48,000 remained exercisable. The outstanding options at 31 December 2004 vested in three tranches of 16,000 shares with exercise prices of £14.86, £29.00 and £8.50.

COLT Savings-Related Share Option Scheme

The COLT Savings-Related Share Option Scheme (the “SAYE Scheme”) was adopted on 17 June 1997, allowing for eligible employees to apply for an option to acquire ordinary shares under a three or four year savings contract. The aggregate monthly contribution payable by an employee under the savings contract may not exceed an amount established by the U.K. Inland Revenue for the purposes of the Income and Corporation Taxes Act 1988, currently £250 or the local currency equivalent. The option exercise price per ordinary share may not be less than the higher of (a) 80% of the average of the middle market quotations of an ordinary share for either three consecutive dealing days in the period of 30 days prior to the date of grant or the dealing day prior to the date on which the exercise price is set and (b) the nominal value of an ordinary share on the date of grant.

The Group has taken advantage of the exemption, provided by UITF 17 “Employee Share Schemes”, from charging the profit and loss account with the differences between fair value of the options on the date of grant and any consideration payable by the employees on exercise.

In normal circumstances, an option may only be exercised while the participant remains employed within the Group and then only during the six months starting at the date on which the savings contract matures. At the expiry of that period, the option will lapse. Earlier exercise is permitted in certain circumstances where the participant’s employment terminates or in the event of change of control, reorganisation or amalgamation of the Company. During the year ended 31 December 2004, 260,728 options with a maturity date of 1 March 2006 were exercised early. No other options were exercised during the year.

Options outstanding under the SAYE Scheme were as follows:

			Number of options at 31 December 2004
Date of grant	Exercise price (£ per ordinary share)	Date of Vesting	Granted	Outstanding

December 2001	1.615	March 2005	6,986,000	666,262
December 2002	0.40	March 2006	18,410,000	13,759,505
December 2003	1.027	March 2008	58,323*	58,323
December 2003	0.995	March 2007	1,560,919	924,847
December 2004	0.43	March 2009	202,330*	202,330
December 2004	0.465	March 2008	3,737,658	3,737,658

			30,955,230	19,348,925

*Each option holder entered into a four year savings contract.

In March 2000, the Group established a QUEST to acquire, inter alia, shares in the Company to satisfy existing options granted under the Group’s SAYE Scheme. The shares held in the QUEST are expected to be utilised in full to part-satisfy the options granted in December 2002 under the SAYE Scheme. At 31 December 2004, the QUEST held 138,435 shares (2003: 270,559).

COLT Deferred Bonus Plan

The COLT Deferred Bonus Plan (the “Deferred Bonus Plan”) was adopted on 25 May 2000. Under this plan, selected senior employees will be entitled to receive an award of shares representing a proportion (initially expected to be 50%) of the amount of their annual cash bonus.

In October 2003, the rules were amended so that selected senior employees may be invited to defer all or a portion of their annual cash bonus and receive a matching award in the form of an option to acquire shares with a market value equal to half the amount of the deferred bonus. Receipt of the matching award is subject to the achievement of performance targets.

At 31 December 2004, share awards outstanding under the Deferred Bonus Plan, together with dates, were as follows:

		Number of ordinary shares
Date of grant	Date of vesting	Granted	Exercised	Lapsed	Outstanding

Feb 01	Feb 04 to Feb 06	24,182	15,722	8,460	--
Feb 04	Feb 07	156,519	--	7,535	148,984
Aug 04	Aug 07	250,000	--	--	250,000
Oct 04	Oct 07	50,000	--	--	50,000

On 22 March 1999, an Employee Benefit Trust (“EBT”) was established. On 26 March 1999, the EBT purchased 440,000 ordinary shares at their nominal value of 2.5p each. On 13 December 2001, the EBT subscribed for its pro rata share of the Company’s offering, purchasing 104,144 ordinary shares at £0.62 per share. At 31 December 2004, the EBT held 211,380 shares (2003: 217,344).

14. Creditors —amounts falling due within one year

	At 31 December

	2003 £'000	2004 £'000	2004 $'000

Trade creditors	91,184	86,136	165,037
Other taxation and social security	37,229	28,355	54,328
Other creditors	29,303	13,648	26,150
Accruals and deferred income	171,004	183,356	351,310
Interest accrual	12,592	11,709	22,434
Network infrastructure	11,424	13,304	25,490

	352,736	336,508	644,749

15. Creditors —amounts falling due after more than one year

	At 31 December

	2003 £'000	2004 £'000	2004 $'000

Repayable between one and two years
Senior convertible notes	107,771	135,230	259,101
Repayable between two and three years
Senior convertible notes	355,732	247,090	473,424
Repayable between three and four years
Senior convertible notes	236,628	--	--
Senior notes	83,328	177,484	340,059
Repayable between four and five years
Senior notes	176,791	185,881	356,148
Repayable in more than five years
Senior notes	184,299	--	--

	1,144,549	745,685	1,428,732

Senior Convertible Notes

1998 Senior Convertible Notes

In August 1998, COLT issued Deutschmark denominated senior convertible notes (“1998 Senior Convertible Notes”) in the initial principal amount of DM600.0 million. A total of £204.3 million was raised before issuance costs of £5.2 million. These costs were deducted from the principal amount of the 1998 Senior Convertible Notes and were charged to the profit and loss account over three years. The notes bore interest at the rate of 2% of the initial principal amount per annum, payable in cash annually beginning 6 August 1999. The 1998 Senior Convertible Notes would have matured on 6 August 2005 and any outstanding notes would then have been redeemed at a price of 117.907% of the initial principal amount. The notes were also redeemable at the option of the Company, in whole or in part, at any time on or after 6 August 2001 at an accreted principal amount plus any accrued interest. The accreted principal amount is that amount determined so as to provide a gross yield at redemption (including any accrued interest and any cash interest previously paid) of 4.25%. The 1998 Senior Convertible Notes were convertible at any time, at the option of the holder, unless previously redeemed, repurchased or cancelled, into ordinary shares of COLT. At issue, the conversion price of the notes was £9.3438 per ordinary share with a fixed exchange rate of DM2.9392 per £1.00. In accordance with the terms of the notes, following the completion of the Company’s sale of ordinary shares in December 2001, the conversion price of the notes was adjusted to £7.9039 per ordinary share with a fixed exchange rate of DM2.9392 per £1.00. The notes ranked pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and were senior in right of payment to all subordinated indebtedness of the Company. On 31 December 2001, the 1998 Senior Convertible Notes were redenominated from Deutschmarks to Euros at a rate of DM1.95583 per €1.00. During 2004, DM32.0 million (2003: DM3.3 million) aggregate initial principal amount of the notes was purchased. On 19 October 2004, all of the outstanding 1998 Senior Convertible Notes were redeemed early at the accreted principal amount of the notes plus accrued coupon interest for a cash consideration of £95.3 million.

March 1999 Senior Convertible Notes

In March 1999, COLT issued Euro denominated senior convertible notes (“March 1999 Senior Convertible Notes”) in the initial principal amount of €295.0 million. A total of £199.6 million was raised before issuance costs of £5.1 million. These costs were deducted from the principal amount of the March 1999 Senior Convertible Notes and were charged to the profit and loss account over three years. The notes bore interest at the rate of 2% of the initial principal amount per annum, payable in cash annually beginning 29 March 2000. The March 1999 Senior Convertible Notes mature on 29 March 2006 and any outstanding notes will then be redeemed at a price of 117.907% of the initial principal amount. The notes are also redeemable at the option of the Company, in whole or in part, at any time on or after 29 March 2002 at an accreted principal amount plus any accrued interest. The accreted principal amount is that amount determined so as to provide a gross yield at redemption (including any accrued interest and any cash interest previously paid) of 4.25%. The March 1999 Senior Convertible Notes are convertible at any time, at the option of the holder, unless previously redeemed, repurchased or cancelled, into ordinary shares of COLT. At issue, the conversion price of the notes was £14.6460 per ordinary share with a fixed exchange rate of €1.4780 per £1.00. In accordance with the terms of the notes, following the completion of the Company’s sale of ordinary shares in December 2001, the conversion price of the notes was adjusted to £12.2351 per ordinary share with a fixed exchange rate of €1.4780 per £1.00. At 31 December 2004, 9,210,009 ordinary shares are reserved for issuance upon conversion of the March 1999 Senior Convertible Notes (2003: 9,210,009). The notes rank pari passu in right of payment to all unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company.

December 1999 Senior Convertible Notes

In December 1999, COLT issued Euro denominated senior convertible notes (“December 1999 Senior Convertible Notes”) in the initial principal amount of €368.0 million. A total of £230.4 million was raised before issuance costs of £9.3 million. These costs were deducted from the principal amount of the December 1999 Senior Convertible Notes and were charged to the profit and loss account over three years. The notes bore interest at the rate of 2% of the initial principal amount per annum, payable in cash annually beginning 16 December 2000. The December 1999 Senior Convertible Notes would have matured on 16 December 2006 and any outstanding notes would then have been redeemed at a price of 126.664% of the initial principal amount. The notes were also redeemable at the option of the Company, in whole or in part, at any time on or after 16 December 2002 at an accreted principal amount plus any accrued interest. The accreted principal amount is that amount determined so as to provide a gross yield at redemption (including any accrued interest and any cash interest previously paid) of 5.25%. The December 1999 Senior Convertible Notes are convertible at any time, at the option of the holder, unless previously redeemed, repurchased or cancelled, into ordinary shares of COLT. At issue, the conversion price of the notes was £35.5550 per ordinary share with a fixed exchange rate of €1.5974 per £1.00. In accordance with the terms of the notes, following the completion of the Company’s sale of ordinary shares in December 2001, the conversion price of the notes was adjusted to £30.0760 per ordinary share with a fixed exchange rate of €1.5974 per £1.00. The notes ranked pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and were senior in right of payment to all subordinated indebtedness of the Company. During 2004, €2.0 million aggregate initial principal amount of the notes was purchased (2003: €3.6 million). On 19 October 2004, all of the outstanding December 1999 Senior Convertible Notes were redeemed early at the accreted principal amount of the notes plus accrued coupon interest for a cash consideration of £228.3 million.

2000 Senior Convertible Notes

In April 2000, COLT issued Euro denominated senior convertible notes (“2000 Senior Convertible Notes”) in the initial principal amount of €402.5 million. A total of £245.7 million was raised before issuance costs of £5.6 million. These costs were deducted from the principal amount of the 2000 Senior Convertible Notes and were charged to the profit and loss account over three years. The notes bear interest at the rate of 2% of the initial principal amount per annum, payable in cash annually beginning 3 April 2001. The 2000 Senior Convertible Notes mature on 3 April 2007 and any outstanding notes will then be redeemed at a price of 131.238% of the initial principal amount. The notes are also redeemable at the option of the Company, in whole or in part, at any time on or after 3 April 2003 at an accreted principal amount plus any accrued interest. The accreted principal amount is that amount determined so as to provide a gross yield at redemption (including any accrued interest and any cash interest previously paid) of 5.75%. The 2000 Senior Convertible Notes are convertible at any time, at the option of the holder, unless previously redeemed, repurchased or cancelled, into ordinary shares of COLT. At issue, the conversion price of the notes was £50.076 per ordinary share with a fixed exchange rate of €1.6372 per £1.00. In accordance with the terms of the notes, following the completion of the Company’s sale of ordinary shares in December 2001, the conversion price of the notes was adjusted to £42.3593 per ordinary share with a fixed exchange rate of €1.6372 per £1.00. During 2004, no initial principal amount of the notes was purchased (2003: €15.0 million). At 31 December 2004, 4,195,217 ordinary shares are reserved for issuance upon conversion of the

2000 Senior Convertible Notes (2003: 4,195,217). The notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company.

Senior notes

1997 Senior Notes

In November 1997, COLT issued Sterling and Deutschmark denominated senior notes (“1997 Senior Notes”) with aggregate principal amounts at maturity of £50.0 million and DM 150.0 million respectively. A total of £100.7 million was raised before issuance costs of £3.3 million. These costs were deducted from the principal amount of the 1997 Senior Notes and were charged to the profit and loss account over five years. The British pound notes bear interest at the rate of 10.125% per annum and the Deutschmark notes bear interest at 8.875% per annum, both payable semi-annually beginning 31 May 1998. The 1997 Senior Notes mature on 30 November 2007. The 1997 Senior Notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company. The 1997 Senior Notes are redeemable at the option of the Company, in whole or in part, at any time on or after 30 November 2002, initially at 105.0625% of their principal amount at maturity, plus accrued interest, in the case of the British pound notes and 104.4375% of their principal amount at maturity, plus accrued interest, in the case of the Deutschmark notes, declining in each case to 100% of their principal amount at maturity, plus accrued interest, on or after 30 November 2004. On 31 December 2001, the Deutschmark denominated 1997 Senior Notes were redenominated from Deutschmarks to Euros at a rate of DM1.95583 per €1.00. During 2004, DM 5,000,000 aggregate initial principal amount of the notes was purchased (2003: none purchased). At 31 December 2004, the 1997 Senior Notes were reclassified to “Creditors — Amounts falling due within one year” following the early redemption announcement on 14 December 2004. On 21 January 2005, all of the outstanding 1997 Notes were redeemed early at the principal amount of the notes of £80.9 million, plus accrued coupon interest of £1.1 million.

1998 Senior Notes

In July 1998, COLT issued Deutschmark denominated senior notes (“1998 Senior Notes”) with aggregate principal amount at maturity of DM600.0 million. A total of £204.3 million was raised before issuance costs of £5.9 million. These costs were deducted from the principal amount of the 1998 Senior Notes and were charged to the profit and loss account over five years. The 1998 Senior Notes bear interest at the rate of 7.625% per annum, payable semi-annually beginning 31 January 1999. The 1998 Senior Notes mature on 28 July 2008. The 1998 Senior Notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company. The 1998 Senior Notes are redeemable at the option of the Company, in whole or in part, at any time on or after 31 July 2003, initially at 103.8125% of their principal amount at maturity, plus accrued interest declining to 100% of their principal amount at maturity, plus accrued interest, on or after 31 July 2005. On 31 December 2001, the 1998 Senior Notes were redenominated from Deutschmarks to Euros at a rate of DM1.95583 per €1.00.

1999 Senior Notes

In December 1999, COLT issued Euro denominated senior notes (“1999 Senior Notes”) with aggregate principal amount at maturity of €320.0 million. A total of £200.3 million was raised before issuance costs of £4.8 million. These costs were deducted from the principal amount of the 1999 Senior Notes and are being charged to the profit and loss account over five years. The 1999 Senior Notes bear interest at the rate of 7.625% per annum, payable semi-annually beginning 15 June 2000. The 1999 Senior Notes mature on 15 December 2009. The 1999 Senior Notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company. The 1999 Senior Notes are redeemable at the option of the Company, in whole or in part, at any time on or after 15 December 2004, initially at 103.8125% of their principal amount at maturity, plus accrued interest declining to 100% of their principal amount at maturity, plus accrued interest, on or after 15 December 2007.

Fair value of financial instruments

The fair values of the Group’s financial instruments outstanding at 31 December 2004 are disclosed in note 21.

16. Provisions for liabilities and charges

	Property £'000	Severance £'000	Total £'000	Total $'000

At 1 January 2004	49,982	12,878	62,860	120,440
Unwinding of discount	1,510	--	1,510	2,893
Utilised in the year	(7,180)	(8,252)	(15,432)	(29,568)
Exchange difference	(76)	(154)	(230)	(440)

At 31 December 2004	44,236	4,472	48,708	93,325

In 2001, the Group made provision against future rents, services, and re-instatement costs associated with Internet Service Centres being closed or “mothballed” and excess leased property. Such provisions will be utilised over the next 12 years and represent the net present value of the future estimated costs.

The provision for staff reduction programmes is expected to be utilised over the next 12 months.

	At 31 December

Maturity profile of property provision	2003 £'000	2004 £'000	2004 $'000

Payable in less than one year	13,356	10,119	19,388
Payable between one and two years	9,580	12,076	23,138
Payable between two and five years	14,447	10,786	20,666
Payable in more than five years	12,599	11,255	21,563

	49,982	44,236	84,755

17. Cash flow reconciliations

a) Reconciliation of operating loss to net cash inflow from operating activities

	Year ended 31 December

	2003 £'000	2004 £'000	2004 $'000

Operating loss	(77,047)	(68,829)	(131,876)
Depreciation and amortisation	242,948	222,488	426,287
Profit on sale of subsidiaries	(2,453)	--	--
Exchange differences	387	(162)	(310)
Decrease in debtors	20,681	20,871	39,988
Decrease in creditors	(9,463)	(16,843)	(32,271)
Decrease in provision for liabilities and charges	(27,187)	(16,887)	(32,355)

Net cash inflow from operating activities	147,866	140,638	269,463

b) EBITDA reconciliation

	Year ended 31 December

	2003 £'000	2004 £'000	2004 $'000

Net cash inflow from operating activities	147,866	140,638	269,463
Adjust for: Exchange differences	(387)	162	310

Decrease in debtors	(20,681)	(20,871)	(39,988)
Decrease in creditors	9,463	16,843	32,271

Total working capital adjustments	(11,218)	(4,028)	(7,717)
Decrease in provisions for liabilities and charges	27,187	16,887	32,355

EBITDA before exceptional items	163,448	153,659	294,411

EBITDA is defined as earnings before interest, tax, depreciation, amortisation, foreign exchange and exceptional items.

18. Analysis of net debt

	At 31 December	Cash flow	Exchange gain (loss)	Accretion and amortisation of finance costs on notes	Gain on purchase of debt	At 31 December

	2003 £'000	£'000	£'000	£'000	£'000	2004 £'000	2004 $'000

Investments in liquid resources	742,143	(343,297)	(5,534)	--	--	393,312	753,586
Cash at bank and in hand	60,239	(920)	85	--	--	59,404	113,818
Senior convertible notes	(700,131)	333,659	4,082	(20,135)	205	(382,320)	(732,525)
Senior notes	(444,418)	1,635	(1,451)	(823)	--	(445,057)	(852,729)

Total net debt	(342,167)	(8,923)	(2,818)	(20,958)	205	(374,661)	(717,850)

Analysed in the Balance Sheet: Investments in liquid resources	742,143					393,312	753,586
Cash at bank and in hand	60,239					59,404	113,818
Creditors: amounts falling due within one year	--					(81,692)	(156,522)
Creditors: amounts falling due after more than one year	(1,144,549)					(745,685)	(1,428,732)

Total net debt	(342,167)					(374,661)	(717,850)

19. Capital commitments

	At 31 December

	2003 £'000	2004 £'000	2004 $'000

Future capital expenditure contracted but not provided for	23,371	23,889	45,771

20. Financial commitments

The Group has annual commitments under non-cancellable operating leases as follows:

	At 31 December

	2003 £'000	2004 £'000	2004 $'000

Land and buildings Expiring within one year	1,305	4,264	8,170
Expiring between two and five years	12,530	11,653	22,327
Expiring in over five years	20,340	19,645	37,640

	34,175	35,562	68,137

Other Expiring within one year	535	1,030	1,975
Expiring between two and five years	1,162	1,435	2,750
Expiring in over five years	37	38	72

	1,734	2,503	4,797

21. Financial instruments

The Group’s treasury objectives, policies and strategies are outlined within the Financial Review on pages 22 to 24 under the heading “Treasury Policy” excluding the paragraph titled “Sensitivity analysis”. Except for disclosures under currency exposure below, the following financial information excludes the Group’s short-term debtors and creditors.

Interest rate and currency profile of financial liabilities

	At 31 December 2004

Currency:	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Total financial liabilities £'000	Total financial liabilities $'000

Non-convertible debt British pound	10.1	3	38,188	73,168
Euro	7.8	4	406,869	779,561

Total	8.0	4	445,057	852,729

Convertible debt
Euro	5.2	2	382,320	732,525

	At 31 December 2003

Currency:	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Total financial liabilities £'000	Total financial liabilities $'000

Non-convertible debt
British pound	10.1	4	38,188	73,168
Euro	7.8	5	406,230	778,337

Total	7.9	5	444,418	851,505

Convertible debt Euro	5.1	3	700,131	1,341,451

Further details, including a maturity profile, of the financial liabilities are set out in note 15. All financial liabilities shown in the table are at fixed rates of interest. In addition, the Group’s provision of £44.2 million (2003: £50.0 million) for vacant leasehold properties (note 16) meets the definition of a financial liability. This financial liability is considered to be a floating rate financial liability. This is because in establishing the provision the cash flows have been discounted and the discount rate is re-appraised to ensure that it reflects current market assessments of the time value of money and the risks specific to the liability.

Interest rate and currency profile of financial assets

	At 31 December

Currency:	Total assets 2003 £'000	Total assets 2004 £'000	Total assets 2004 $'000

British pound	238,514	208,321	399,143
Euro	557,889	236,902	453,904
U.S. dollar	1,502	1,526	2,924
Other	4,477	5,967	11,433

Total	802,382	452,716	867,404

Substantially all financial assets as at 31 December 2004 are floating rate assets bearing interest at market rates.

Currency exposure

The following table shows the Group’s net currency exposures that give rise to those exchange gains and losses which are taken to the profit and loss account. Such exposures comprise monetary assets and liabilities of the Group that are not denominated in the operational or functional currency of the operating company involved.

	Net foreign currency monetary assets (liabilities)
Functional currency:	At 31 December 2004

	British pound £'000	U.S. dollar £'000	Euro £'000	Other £'000	Total £'000	Total $'000

British pound	--	(391)	(3,236)	284	(3,343)	(6,405)
Euro	(113)	(1,279)	--	--	(1,392)	(2,667)
Other	78	(380)	2,776	(61)	2,413	4,623

Total	(35)	(2,050)	(460)	223	(2,322)	(4,449)

	Net foreign currency monetary assets (liabilities)
Functional currency:	At 31 December 2003

	British pound £'000	U.S. dollar £'000	Euro £'000	Other £'000	Total £'000	Total $'000

British pound	--	971	(1,330)	1,197	838	1,605
Euro	(110)	(5,752)	--	(89)	(5,951)	(11,402)
Other	(41)	(403)	2,568	(14)	2,110	4,043

Total	(151)	(5,184)	1,238	1,094	(3,003)	(5,754)

Fair value of financial instruments

The following table shows the carrying amounts and the fair values of the Group’s financial instruments at 31 December 2003 and 2004. The carrying amounts of the non-derivatives are included in the Group balance sheet under the headings indicated. The fair values of the financial instruments are the amounts at which the instruments could be exchanged in a transaction between willing parties, other than in a forced or liquidation sale.

	Carrying amount At 31 December			Fair value At 31 December

	2003 £'000	2004 £'000	2004 $'000	2003 £'000	2004 £'000	2004 $'000

Non-derivatives
Assets
Investments in liquid resources (i)	742,143	393,312	753,586	742,143	393,312	753,586
Cash at bank and in hand (i)	60,239	59,404	113,818	60,239	59,404	113,818
Liabilities
Euro senior convertible notes (ii)	700,131	382,320	732,525	660,266	375,850	720,129
Euro senior notes (ii)	406,230	406,869	779,561	404,620	405,876	777,658
British pound senior notes (ii)	38,188	38,188	73,168	38,570	38,188	73,168
Derivatives
Warrants (iii)	--	--	--	1,051	381	730

(i)	The fair value of cash at bank and in hand and investments in liquid resources has been approximated to their carrying amounts due to the short maturity of the instruments held.

(ii)	The fair values of the Company's senior convertible, senior discount and senior notes have been estimated on the basis of market prices.

(iii)	The Group has received warrants from certain suppliers in the ordinary course of business.

22. Pension arrangements

The Group operates a number of defined contribution pension schemes in its subsidiaries.

Pension costs are charged to the profit and loss account on an accruals basis in the period in which contributions are payable to the scheme. The pension cost for 2004 amounted to £9.7 million (2003: £11.1 million).

COLT Telecom AG, the Group's Swiss operating company, entered into a pension scheme in December 2002. Under Swiss law, employees are guaranteed a minimum return on the assets of the scheme. COLT Telecom AG has an arrangement with a Switzerland based insurance company to insure the minimum commitment in full. If the insurance company was unable to meet the minimum guaranteed commitment, then COLT Telecom AG would be required to fund any deficit. The Directors consider the likelihood of such a situation arising as remote. At 31 December 2004, the pension scheme had assets and liabilities of £8.8 million (2003: £7.7 million) and prepaid contributions of £19,000 (2003: £30,000).

23. Transactions with related entities

The UK pension scheme is administered by Fidelity Pensions Management, a subsidiary of Fidelity Investments Management Limited ("FIML"), a wholly owned subsidiary of Fidelity International Limited ("FIL"). The fees for the above services for the year ended 31 December 2004 were £0.1 million (2003: £0.1 million).

The Group has certain agreements with Fidelity Capital Associates Inc. ("FCA"), a wholly owned subsidiary of FMR Corp., which allow under certain circumstances, for the Group to obtain consulting services from, or provide consulting services to, FCA. Compensation under the agreements is at prevailing market rates set each year.

Pursuant to a contract with the Group, certain FMR Corp. and FIL employees provide consulting and other services to the Group at agreed rates. The fees for these services for the year ended 31 December 2004 were approximately £1.9 million (2003: £1.9 million) for FMR employees and £1.1 million (2003: £1.1 million) for FIL employees. At 31 December 2004, there were creditor balances outstanding to FMR Corp. and FIC of £1.6 million (2003: £0.8 million), and £0.4 million (2003: £0.7 million) respectively.

An amount of £2.9 million was billed during 2004 to FIL for voice, data and eBusiness services (2003: £3.2 million). At 31 December 2004, there were balances outstanding from FIL of £0.6 million (2003: £0.7 million).

An amount of £2.9 million was billed during 2004 by Teranua, a 100% owned subsidiary of FMR Corp., for consultancy services (2003: £0.9 million). No balances were due to Teranua at 31 December 2004 (2003: £nil).

24. Post balance sheet events

On 21 January 2005, all of the outstanding £50.0 million 10.125% Senior Notes due 2007 and the DM150 million 8.875% Senior Notes due 2007 were redeemed. The redemptions were at the principal amount of the Notes and were funded out of COLT's cash and liquid resources. The principal amount payable was £80.9 million.

25. Company balance sheet

		At 31 December

	Notes	2003 £'000	2004 £'000	2004 $'000

Fixed assets
Tangible fixed assets	b	17,149	24,977	47,856
Investments	c	1,785,331	1,526,598	2,924,962

Total fixed assets		1,802,480	1,551,575	2,972,818

Current assets
Prepaid expenses and other debtors	d	5,923	3,592	6,882
Investments in liquid resources		237,349	204,085	391,027
Cash at bank and in hand		9	100	192

Total current assets		243,281	207,777	398,101

Total assets		2,045,761	1,759,352	3,370,919

Capital and reserves
Called up share capital		37,754	37,778	72,383
Share premium		2,315,904	2,316,665	4,438,730
Merger reserve		27,359	27,359	52,420
Shares to be issued		215	--	--
Profit and loss account	e	(1,518,339)	(1,483,469)	(2,842,327)

Equity shareholders' funds		862,893	898,333	1,721,206

Provisions for liabilities and charges		4,401	4,760	9,120

Creditors
Amounts falling due within one year:
Non-convertible debt		--	81,692	156,522
Other	f	33,918	28,882	55,339

Total amounts falling due within one year		33,918	110,574	211,861

Amounts falling due after more than one year:
Convertible debt		700,131	382,320	732,525
Non-convertible debt		444,418	363,365	696,207

Total amounts falling due after more than one year	g	1,144,549	745,685	1,428,732

Total creditors		1,178,467	856,259	1,640,593

Total liabilities, capital and reserves		2,045,761	1,759,352	3,370,919

Approved by the Board of Directors on 23 February 2005 and signed on its behalf by:

Antony Bates, Chief Administrative and Financial Officer

Notes to the company balance sheet

a) Profit and Loss account

As permitted by Section 230 of the Companies Act of 1985, the parent company’s profit and loss account has not been included in these financial statements. The parent company’s profit for the period was £29.9 million (2003: loss of £174.7 million).

b) Tangible fixed assets

	Computers, equipment, fixtures & fittings and vehicles £'000	Systems under development £'000	Total £'000	Total $'000

Cost
At 1 January 2004	35,893	11,201	47,094	90,232
Additions	509	15,100	15,609	29,907
Transfers	11,259	(11,259)	--	--

At 31 December 2004	47,661	15,042	62,703	120,139

Accumulated depreciation
At 1 January 2004	29,945	--	29,945	57,375
Charge for the year	7,781	--	7,781	14,908

At 31 December 2004	37,726	--	37,726	72,283

Net book value
At 31 December 2003	5,948	11,201	17,149	32,857

At 31 December 2004	9,935	15,042	24,977	47,856

c) Investments

	£'000	$'000

At 1 January 2004	1,785,331	3,420,694
Additions	61,749	118,311
Disposals	(6,096)	(11,680)
Movement in long-term loans to subsidiaries	(317,182)	(607,721)
Exchange difference	2,796	5,358

At 31 December 2004	1,526,598	2,924,962

See note 27 for additional subsidiary information.

d) Prepaid expenses and other debtors

	At 31 December

	2003 £'000	2004 £'000	2004 $'000

Prepayments	1,295	1,645	3,152
Other debtors	4,628	1,947	3,730

	5,923	3,592	6,882

e) Profit and loss account

	£'000	$'000

At 1 January 2004	(1,518,339)	(2,909,137)
Retained profit for the period	29,885	57,260
Exchange differences (including £3.7 million loss on net foreign currency borrowings)	4,985	9,550

At 31 December 2004	(1,483,469)	(2,842,327)

f) Creditors — amounts falling due within one year

	At 31 December

	2003 £'000	2004 £'000	2004 $'000

Accrued expenses	33,918	28,882	55,339

g) Creditors — amounts falling due after more than one year

	At 31 December

	2003 £'000	2004 £'000	2004 $'000

Repayable between one and two years
Senior convertible notes	107,771	135,230	259,101
Repayable between two and three years
Senior convertible notes	355,732	247,090	473,424
Repayable between three and four years
Senior convertible notes	236,628	--	--
Senior notes	83,328	177,484	340,059
Repayable between four and five years
Senior notes	176,791	185,881	356,148
Repayable in more than five years
Senior notes	184,299	--	--

	1,144,549	745,685	1,428,732

26.	Summary of differences between U.K. generally accepted accounting principles and U.S. generally accepted accounting principles (“GAAP”)

The consolidated financial statements have been prepared in accordance with U.K. GAAP and on the basis of presentation as set out in Note 1, which differs in certain respects from U.S. GAAP. The main differences between U.K. GAAP and U.S. GAAP which affect the Group’s consolidated net losses and net equity are set out below.

a) Effects of conforming to U.S. GAAP — impact on net loss

	At 31 December

	2003 £'000	2004 £'000	2004 $'000

Loss for period under U.K. GAAP	(124,647)	(114,431)	(219,249)
U.S. GAAP adjustments:
Amortisation of intangibles (i) (viii)	2,116	2,027	3,884
Capitalised interest, net of depreciation (ii)	(3,082)	(3,712)	(7,112)
Deferred compensation (i) (iii)	(1,012)	337	646
Payroll taxes on employee share schemes (iv)	385	(385)	(738)
Profit on sale of IRUs (v)	1,044	1,044	2,000
Installation revenue (vi)	3,469	4,627	8,865
Direct costs attributable to installation revenue (vi)	(4,231)	--	--
Warrants (vii)	199	(670)	(1,284)
Impairment (ix)	(11,221)	(11,221)	(21,499)

Loss for period under U.S. GAAP before giving effect to the change in accounting policy	(136,980)	(122,384)	(234,487)
Cumulative effect on prior years of change in accounting policy	--	(72,552)	(139,010)

Loss for period under U.S. GAAP	(136,980)	(194,936)	(373,497)

Ordinary shares used in calculation of basic and diluted loss per share (`000)	1,507,771	1,510,853	1,510,853

Basic and diluted loss per share before giving effect to the change in accounting policy	£ (0.09)	£ (0.08)	$ (0.16)
Cumulative effect on prior years of change in accounting policy	£ 0.00	£ (0.05)	$ (0.09)

Basic and diluted loss per share	£ (0.09)	£ (0.13)	$ (0.25)

(i)	On 15 July 1998, the Group completed the acquisition of ImagiNet. A total of 1,395,292 ordinary shares were issued at completion. An additional 476,208 remained to be issued during 1999 and 2000 subject to certain criteria being met.

On 3 July 2001, the Group acquired all the share capital of Fitec. A total of 1,518,792 ordinary shares and 4,040,000 Euros was paid at completion with an additional 317,784 ordinary shares and 1,200,000 Euros paid over the two year period ended June 2003, subject to certain criteria being met.

Under U.K. GAAP, the deferred shares and payments have been included in the purchase consideration. The excess purchase consideration over the fair value of assets and liabilities acquired is attributed to goodwill and is being amortised over its estimated economic life.

Under U.S. GAAP these deferred shares and payments are excluded from the purchase consideration and recognised as compensation expense in the profit and loss accounts over the period in which the payments vest. The total compensation charge for 2004 was £nil (2003: £0.3 million). The goodwill which arose on acquisition for U.S. purposes was £13.3 million.

(ii)	Under U.K. GAAP, the Group does not capitalise interest. Under U.S. GAAP, the estimated amount of interest incurred on capital projects is included in fixed assets and depreciated over the lives of the related assets.

(iii)	The Group operates an Inland Revenue approved Savings-Related Share Option Scheme (“SAYE” Scheme). Under this scheme, options may be granted at a discount of up to 20%. Under U.K. GAAP no charge is taken in relation to the discount. Under U.S. GAAP, the difference between the market value of the shares on the date of grant and the price paid for the shares is charged as a compensation cost to the profit and loss account over the period over which the shares are earned.

Also under U.S. GAAP, an employer’s offer to enter into a new SAYE contract at a lower price causes variable accounting for all existing awards subject to the offer. Variable accounting commences for all existing awards when the offer is made, and for those awards that are retained by employees because the offer is declined, variable accounting continues until the awards are exercised, are forfeited, or expire unexercised. New awards are accounted for as variable to the extent that the previous, higher priced options are cancelled.

The total expected compensation cost is recorded within equity shareholders’ funds as unearned compensation and additional paid in share capital respectively, with the compensation being charged to the profit and loss account over the vesting period. The compensation cost for the year ended 31 December 2004 under the SAYE scheme was a credit of £0.3 million (2003: charge of £0.7 million). At 31 December 2004 there were 1,844,978 variable SAYE options outstanding.

(iv)	The Group operates a number of employee share schemes on which it incurs employer payroll taxes. Under U.K. GAAP, the cost of the employer taxes is recognised over the period from the date of grant to the end of the performance period. Under U.S. GAAP, the cost is recognised when the tax obligation arises.

(v)	In 2000 and 2001, the Group concluded a number of infrastructure sales in the form of 20-year indefeasible rights-of-use (“IRU”) with characteristics, which qualify the transaction as outright sales for U.K. GAAP. Under U.S. GAAP these sales are treated as a 20 year operating lease. There were no infrastructure sales in 2004 or 2003 hence the adjustment represents the recognition of profit under U.S. GAAP on the sale of IRUs concluded in prior years.

(vi)	Under U.K. GAAP, customer installation revenue is recognised in the same period as the related costs. Under U.S. GAAP, such installation revenue is recognised over the expected customer relationship period.

Under U.S. GAAP, the Group has historically applied a policy of also deferring attributable direct costs up to the level of associated revenue and recognising them over the customer relationship period. Effective 1 January 2004, the Group changed its accounting policy under U.S. GAAP to expensing these costs as incurred.

The Group has decided to change this accounting policy to reflect the way that the business is now being monitored and run by senior management. Additionally, the Group will be adopting IFRS from 1 January 2005. Under IFRS, only certain attributable directs costs are allowed to be deferred and the Group has elected that the best representation of its current business is to expense such costs.

The cumulative effect of the change on the opening retained earnings of £72.6 million has been recorded as a charge to the current year loss for the period under U.S. GAAP. The effect of the change in accounting policy for the current year is to increase the loss for the period under U.S. GAAP by £68.1 million (being the net of the impact on opening retained earnings of £72.6 million and the reduction in the amount of costs which would have been deferred under the old policy in 2004 of £4.5 million). The disclosure below reflects the pro forma impact on loss for the period, under U.S. GAAP, of the change in accounting policy assuming it had been applied retroactively in 2003 and 2004.

	At 31 December

	2003 £'000	2004 £'000	2004 $'000

Loss for period under U.S. GAAP	(132,749)	(122,384)	(234,487)

Basic and diluted loss per share	£(0.09)	£(0.08)	$(0.16)

(vii)	The Group has received warrants from certain suppliers in the ordinary course of business. Under U.K. GAAP, warrants are treated as financial assets and recorded at the lower of cost or fair value. Hence for U.K. GAAP purposes the warrants have been recognised at £nil.

At 31 December 2000, under U.S. GAAP, the warrants were recorded at fair value with unrecognised gains included in “Other Comprehensive Income” within equity shareholders’ funds. As required by FAS 133 “Accounting for Derivative Instruments” (“FAS 133”), as amended by FAS 137 and FAS 138, which came into effect on 1 January 2001, the unrealised gain at 31 December 2000 and subsequent changes in fair value are now reflected in the profit and loss account.

(viii)	The Group has adopted FAS 141 Business Combinations and FAS 142, Goodwill and Other Intangible Assets. FAS 142 states that goodwill and intangible assets with indefinite useful lives should not be amortised but should be tested for impairment annually. Goodwill on acquisitions made before 1 July 2001 continued to be amortised until 31 December 2001. Hence prior to 1 January 2002, the Group amortised the goodwill arising on the acquisition of ImagiNet over its useful economic life of 10 years.

The Group had unamortised goodwill of £8.5 million at December 2004, which is no longer amortised under U.S. GAAP but is assessed for impairment annually. Amortisation expense related to goodwill under U.K. GAAP was £2.0 million in 2004. The adjustment represents the writeback of this amortisation.

(ix)	Under U.S. GAAP, long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset is not recoverable. On a regular basis, the undiscounted estimated future net cash flows associated with the asset are compared to the asset’s carrying amount to determine if an impairment has occurred. If such assets are deemed impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets is recognised. If quoted market prices for the assets are not available, the fair value is calculated using the present value of estimated expected future net cash flows. The cash flow calculations are based on management’s best estimates, using appropriate assumptions and projections at the time.

During the third quarter of 2002, the Group recorded charges of £443.8 million under U.S. GAAP to reflect the impairment of goodwill, other intangible assets, network and non-network fixed assets, resulting in a GAAP difference of £107.2 million. The charge for the year ended 31 December 2004, represents the charge for depreciation in respect of the assets that had not been impaired for U.S. GAAP purposes.

b) Effects of conforming to U.S. GAAP — impact on net equity

	At 31 December

	Restated 2003 £'000	2004 £'000	2004 $'000

Equity shareholders' funds under U.K. GAAP	862,698	748,094	1,433,348
U.S. GAAP adjustments:
Deferred compensation (i) (iii)	(10,766)	(10,429)	(19,982)
Unearned compensation (i) (iii)	(1,510)	(39)	(75)
Additional paid in share capital (i) (iii)	12,276	10,468	20,057
Amortisation of intangibles (i) (viii)	6,016	8,043	15,410
Warrants (vii)	1,051	381	730
Deferred profit on sale of IRUs (v)	(17,723)	(16,679)	(31,957)
Capitalised interest, net of depreciation (ii)	37,879	34,167	65,465
Impairment (ix)	93,169	81,948	157,012
Deferred profit on installations (vi)	(762)	--	--
Deferred installation revenue (vi)	--	(68,687)	(131,604)
Payroll taxes on employee share schemes (iv)	385	--	--
Equity shareholders' funds under U.S. GAAP (x)	982,713	787,267	1,508,404

(i) to (ix) see note (a) for description of adjustments.

(x)	Under U.S. GAAP, shares held by employee share trusts are recorded in the balance sheet as a deduction from shareholders’ funds. Up to 31 December 2003, under U.K. GAAP, these shares were recorded as fixed asset investments. However, following the adoption of UTIF 38 “Accounting for ESOP Trusts” during 2004, these shares are now being shown as a deduction from shareholders’ funds under U.K. GAAP, with a prior year adjustment being made to the 2003 U.K. GAAP Balance Sheet. As a result of the prior year adjustment, the £0.2 million net equity reconciling item relating to shares held by employee share trusts in 2003 is no longer required. The net equity reconciliation at 31 December 2003 has been restated to reflect this.

c) Income taxes

Under U.K. GAAP, deferred income taxes are accounted for to the extent that it is considered probable that a liability or asset will materialise in the foreseeable future.

Under U.S. GAAP, deferred taxes are accounted for on all temporary differences between book income and tax income and a valuation allowance is established to reduce deferred tax assets to the amount which is more likely than not to be realised in future tax returns.

The deferred tax asset is reconciled to the U.S. GAAP net deferred tax asset as follows:

	At 31 December

	2003 £'000	2004 £'000	2004 $'000

Deferred tax asset under U.K. GAAP	--	--	--
Tax effects of timing differences:
Tax losses:
North region	127,617	139,910	268,068
Central region	182,468	113,039	216,583
South region	37,996	46,308	88,726
Capital allowances and other timing differences	149,562	222,081	425,507
Gross deferred tax asset under U.S. GAAP	497,643	521,338	998,884
Deferred tax valuation allowance	(497,643)	(521,338)	(998,884)
Net deferred tax asset under U.S. GAAP	--	--	--

No deferred tax asset has been recorded and there is no U.S. GAAP tax provision.

d) Cash flow statement

The Group’s financial statements present cash flow statements prepared using the principles of U.K. Accounting Standards FRS 1 (Revised), “Cash Flow Statements”. The statement prepared under FRS 1 (Revised) presents substantially the same information as that required under U.S. Statement of Financial Accounting Standard No. 95 (“FAS 95”). Under FRS 1 (Revised) cash flows are presented for (i) operating activities; (ii) returns on investments and servicing of finance; (iii) taxation; (iv) capital expenditure and financial investment; (v) acquisitions and disposals; (vi) equity dividends paid; (vii) management of liquid resources; and (viii) financing. FAS 95 requires presentation of cash flows from operating, investing and financing activities. The following statements summarise the statement of cash flows for the Group as if they had been presented in accordance with U.S. GAAP.

	Year ended 31 December

	2003 £'000	2004 £'000	2004 $'000

Net cash inflow from operating activities	110,543	115,203	220,729
Net cash used in investing activities	(143,005)	(124,696)	(238,918)
Net cash provided by financing activities	(142,845)	(334,724)	(641,332)
Effects of exchange differences on cash and cash equivalents	42,807	(5,449)	(10,439)
Net decrease in cash and cash equivalents	(132,500)	(349,666)	(669,960)
Cash and cash equivalents at beginning of period	934,882	802,382	1,537,364
Cash and cash equivalents at end of period	802,382	452,716	867,404

e) Equity shareholders’ funds

The significant components of equity shareholders’ funds under U.S. GAAP are as follows:

	Ordinary shares		Paid in	Retained	Total shareholders'
	Shares No'000	Par £'000	capital £'000	earnings £'000	funds £'000
At 31 December 2002	1,507,537	37,688	2,331,912	(1,283,542)	1,086,058
Loss for period	--	--	--	(136,980)	(136,980)
Stock issuance	2,617	66	1,701	--	1,767
Additional paid in capital	--	--	(1,145)	--	(1,145)
Unearned compensation	--	--	--	2,011	2,011
Exchange differences	--	--	--	31,002	31,002
At 31 December 2003	1,510,154	37,754	2,332,468	(1,387,509)	982,713
Loss for period	--	--	--	(194,936)	(194,936)
Stock issuance	975	24	546	--	570
Additional paid in capital	--	--	(1,808)	--	(1,808)
Unearned compensation	--	--	--	1,471	1,471
Grant of shares from Group Quest	--	--	--	55	55
Exchange differences	--	--	--	(798)	(798)
At 31 December 2004	1,511,129	37,778	2,331,206	(1,581,717)	787,267
At 31 December 2004 ($'000)		72,383	4,466,591	(3,030,570)	1,508,404

f) Other disclosures

EBITDA

EBITDA consists of earnings (loss) before net interest expense, income taxes, depreciation, amortisation and foreign exchange gains or losses. EBITDA is a measure commonly used in the telecommunications industry and is presented to enhance the understanding of the Group’s operating results. EBITDA is not a measurement of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating or net income (as determined in accordance with generally accepted accounting principles) as an indicator of the Group’s performance, as an alternative to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) or as a measure of liquidity.

New accounting standards

U.S. GAAP

In November 2004 the Financial Accounts Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4” (“SFAS 151”), which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as a current period expense. In addition, this Statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. Management does not believe that the implementation of this standard will have a material impact on the financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS 153 “Exchanges of Non-Monetary Assets — An Amendment to APB 29”(“SFAS 153”). APB 29 had stated that all exchanges of non-monetary assets should be recorded at fair value except in a number of situations, including where the exchange is in relation to similarly productive assets. SFAS 153 amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges for non-monetary assets that do not have commercial substance. A non-monetary transaction has commercial substance where the future cash flows of the business will be expected to change significantly as a result of the exchange. The provisions of this statement will be effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. Management does not believe that the implementation of this standard will have a material impact on the financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS 123 (Revised) “Share Based Payments” (“SFAS 123(R)”), which required companies to expense the value of employee stock option schemes and similar awards based on the grant date fair value of the award. SFAS 123(R) eliminates the option to use APB 25‘s intrinsic method of accounting for valuation of share options and similar awards as provided by SFAS 123 as originally issued. SFAS 123 (R) is effective for public companies for the interim period beginning after June 15 2005. Under the revised standard there are three transition methods available, the modified prospective model, the modified prospective model with restatement of prior interim results or the modified prospective model. Management is currently assessing the impact of this standard on the financial position, results of operations or cash flows.

In November 2004, the Task Force issued EITF Issue No, 03-13, “Applying the conditions in Paragraph 42 of SFAS 144 in Determining Whether to Report Discontinued Operations” (“EITF 03-13”), which provides an approach for evaluating whether the criteria in paragraph 42 of FAS 144 have been met for classifying as a discontinued operations a component of an entity that either has been disposed of or is classified as held for sale. EITF 03-13 is effective for fiscal periods beginning after December 15, 2004. Management does not believe that the implementation will have a material impact on the financial position, results of operations or cash flows.

In October 2004, the EITF issued EITF 04-10 “Determining whether to Aggregate Operating Segments that do not meet the Quantitative Thresholds” (“EITF 04-10”). EITF 04-10 states that operating segments, as defined by SFAS 131, “Disclosure about Segments of an Enterprise and Related Information,” (SFAS 131) that do not meet the quantitative thresholds within SFAS 131, can be aggregated only if aggregation is consistent with the objective and basic principles of SFAS 131, that the segments have similar economic characteristics, and the segments share a majority of the aggregation criteria listed in SFAS 131. EITF 04-10 will be effective when a new FASB Statement of Position being discussed on a related issue that will provide guidance in determining whether two or more operating segments have similar economic characteristics becomes effective, although early adoption is permitted. Management has assessed the impact of EITF 04-10 and believes the impact is not material.

U.K. GAAP

The following Financial Reporting Standards have recently been issued by the ASB. These accounting standards all mirror International Financial Reporting Standards and will be adopted by the Group as part of the transition to IFRS: FRS 21 (IAS 10) “Events after the balance sheet date”; FRS 22 (IAS 33) “Earnings per share”; FRS 23 (IAS 21) “The effects of changes in foreign exchange rates”; FRS 24 (IAS 29) “Financial reporting in hyperinflationary economies”; FRS 25 (IAS 32) “Financial instruments: presentation and disclosure”; and FRS 26 (IAS 39) “Financial instruments: measurement”.

IFRS

COLT will be required to report under IFRS for quarterly reporting from the quarter ending 31 March 2005 and in the 2005 Annual Report. The Group has undertaken a project to manage the transition from existing U.K. GAAP to IFRS. The major areas of difference which will impact the Group’s profit and loss account or balance sheet are described in the Financial Review.

g) Share option plans

At 31 December 2004, the Group had certain options outstanding under its share plans. As permitted by SFAS 123 “Accounting for Stock-Based Compensation”, the Group elected not to adopt the recognition provisions of the standard and to continue to apply the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, in accounting for its share options. Had compensation expense for share options and awards been determined in accordance with SFAS 123, the Group’s loss for the period and basic and diluted loss per share would have been as follows:

	Year ended 31 December

	2003 £'000	2004 £'000	2004 $'000

Loss for period after exceptional items:
As reported	(136,980)	(194,936)	(373,497)
Add (less): Compensation charge (credit) in respect
of SAYE scheme reflected in the profit and loss account	711	(337)	(646)
Less: Share based compensation charge calculated under the Black-Scholes model	(16,777)	(10,406)	(19,938)
Adjusted pro forma loss for the period	(153,046)	(205,679)	(394,081)
Basic and diluted loss per share
As reported	£(0.09)	£(0.13)	$(0.25)
As adjusted	£(0.10)	£(0.14)	$(0.26)

Solely for the purposes of providing the disclosures required by SFAS No. 123, the fair value of each grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: volatility 40%-108%, risk free interest rate prevailing at the time of grant 3.8%-7.4%, expected lives of options 5 to 7 years and dividend yield 0%.

27. Subsidiary undertakings

The Company is the holding company of the Group and has the following principal operating subsidiary undertakings, each of which is a private Company registered in its country of operation. The Company holds 100% of the allotted capital of all of its operating subsidiaries through intermediate holding companies and their results are included in the consolidated financial statements.

Name	Country of operation	Principal activities
COLT Telecommunications (unlimited company)	United Kingdom	Telecommunications and internet services provider
COLT Telecom GmbH	Germany	Telecommunications and internet services provider
COLT Télécommunications France SAS	France	Telecommunications and internet services provider
COLT Telecom AG	Switzerland	Telecommunications and internet services provider
COLT Telecom SpA	Italy	Telecommunications and internet services provider
COLT Telecom España SA	Spain	Telecommunications and internet services provider
COLT Telecom BV	The Netherlands	Telecommunications and internet services provider
COLT Telecom SA	Belgium	Telecommunications and internet services provider
COLT Telecom Austria GmbH	Austria	Telecommunications and internet services provider
COLT Telecom AB	Sweden	Telecommunications services provider
COLT Internet U.S Corp.	USA	Intragroup internet services provider
COLT Telecom U.S. Corp.	USA	Intragroup telecommunications services provider
COLT Telecom A/S	Denmark	Telecommunications and internet services provider
COLT Telecom A/S	Norway	Telecommunications and internet services provider
COLT Telecom - Serviços de Telecommunições, Unipessoal Lda	Portugal	Telecommunications and internet services provider
COLT Telecom Ireland Limited	Ireland	Telecommunications and internet services provider
COLT Telecom Finland OY	Finland	Telecommunications and internet services provider
COLT Technology Services India Private Limited	India	Intra group support services

2004 Quarterly group financial results (unaudited)

Group Profit and Loss Account
(after exceptional items)

	Q1 £'000	Q2 £'000	Q3 £'000	Q4 £'000	Total £'000
Turnover	301,110	301,233	303,710	307,967	1,214,020

Cost of sales
Interconnect and network	(198,090)	(205,028)	(207,813)	(202,797)	(813,728)
Network depreciation	(46,808)	(45,736)	(46,611)	(52,814)	(191,969)
	(244,898)	(250,764)	(254,424)	(255,611)	(1,005,697)
Gross profit	56,212	50,469	49,286	52,356	208,323

Operating expenses
Selling, general and administrative	(56,555)	(57,946)	(62,522)	(69,610)	(246,633)
Other depreciation and amortisation	(7,846)	(6,946)	(7,337)	(8,390)	(30,519)
	(64,401)	(64,892)	(69,859)	(78,000)	(277,152)
Operating loss	(8,189)	(14,423)	(20,573)	(25,644)	(68,829)

Other income (expense)
Interest receivable	5,863	5,174	5,600	4,364	21,001
Interest payable and similar charges	(17,612)	(16,983)	(16,882)	(15,335)	(66,812)
Gain on purchase of debt	--	--	205	--	205
Exchange gain (loss)	152	(34)	104	(218)	4
	(11,597)	(11,843)	(10,973)	(11,189)	(45,602)
Loss on ordinary activities before taxation	(19,786)	(26,266)	(31,546)	(36,833)	(114,431)
Taxation	--	--	--	--	--
Loss for period	(19,786)	(26,266)	(31,546)	(36,833)	(114,431)
Basic and diluted loss per share	£(0.01)	£(0.02)	£(0.02)	£(0.02)	£(0.08)

Other data:
Turnover growth
Year-to-year	11%	3%	3%	1%	4%
Quarter-to-quarter	-2%	0%	1%	1%	n/a

Gross profit margin (i)	19%	17%	16%	17%	17%

EBITDA (£'000) (i) (ii)	46,465	38,259	33,375	35,560	153,659
EBITDA margin	15%	13%	11%	12%	13%

(i)	Gross profit and EBITDA includes exceptional items.

(ii)	EBITDA is defined as earnings before interest, tax, depreciation, amortisation, foreign exchange, infrastructure sales and exceptional items.

For further information on exceptional items see note 7.

2004 Operating statistics (unaudited)

	Q1	Q2	Q3	Q4
Customers (at end of period) (i)
North Region	5,796	5,736	5,724	5,740
Central Region	7,213	7,929	7,960	7,870
South Region	5,813	5,940	6,041	6,204
	18,822	19,605	19,725	19,814
Customers (at end of period) (i)
Corporate	17,841	18,432	18,518	18,614
Wholesale	981	1,173	1,207	1,200
	18,822	19,605	19,725	19,814
Switched minutes (million) (for quarter)
North Region	1,605	1,489	1,425	1,421
Central Region	3,752	3,593	3,580	3,875
South Region	1,092	1,114	1,060	1,301
	6,449	6,196	6,065	6,597
Private wire VGEs (000) (at end of quarter) (ii)
North Region	11,179	11,737	12,619	12,710
Central Region	11,993	13,013	15,623	15,795
South Region	5,298	5,642	6,431	7,859
	28,470	30,392	34,673	36,364
Headcount (at end of quarter) (iii)
North Region	1,536	1,568	1,544	1,489
Central Region	1,370	1,361	1,330	1,271
South Region	928	928	929	908
India	--	--	86	201
	3,834	3,857	3,889	3,869

South Region comprises France, Italy, Portugal and Spain. North Region comprises UK, Ireland, The Netherlands, Belgium, Denmark, and Sweden. Central Region comprises Germany, Austria and Switzerland

(i)	Customers represent the number of customers who purchase network and data solutions products.

(ii)	Non-switched circuits are measured in Voice Grade Equivalents (VGEs). VGEs are the comparable number of voice circuits, of 64 kilobits per second, each approximately equivalent in capacity to the non-switched circuit being measured.

(iii)	Headcount comprises active employees excluding temporary and contract workers.

Five year summary

Group Profit and Loss Account (after exceptional items)	2000 £'000	2001 £'000	2002 £'000	2003 £'000	2004 £'000
Turnover (i)	686,977	905,687	1,027,258	1,166,318	1,214,020

Cost of sales
Interconnect and network	(478,215)	(704,906)	(731,935)	(766,942)	(813,728)
Network depreciation	(88,689)	(236,764)	(720,009)	(204,417)	(191,969)
	(566,904)	(941,670)	(1,451,944)	(971,359)	(1,005,697)
Gross profit (loss)	120,073	(35,983)	(424,686)	194,959	208,323
Operating expenses
Selling, general and administrative	(181,674)	(264,981)	(261,029)	(233,475)	(246,633)
Other depreciation and amortisation	(23,312)	(58,967)	(92,879)	(38,531)	(30,519)
	(204,986)	(323,948)	(353,908)	(272,006)	(277,152)
Operating loss	(84,913)	(359,931)	(778,594)	(77,047)	(68,829)
Other income (expense)
Interest receivable	80,500	60,727	38,108	26,718	21,001
Gain on purchase of debt	--	58,774	101,668	7,589	205
Amounts written off investment in own shares	--	(2,757)	(409)	--	--
Interest payable and similar charges	(104,794)	(111,952)	(96,300)	(88,295)	(66,812)
Exchange gain (loss)	(7,653)	(5,230)	17,245	6,388	4
	(31,947)	(438)	60,312	(47,600)	(45,602)
Loss on ordinary activities before taxation	(116,860)	(360,369)	(718,282)	(124,647)	(114,431)
Taxation	--	--	--	--	--
Loss for period	(116,860)	(360,369)	(718,282)	(124,647)	(114,431)
Basic and diluted loss per share	£(0.17)	£(0.48)	£(0.48)	£(0.08)	£(0.08)
Operating loss after exceptional items	(84,913)	(359,931)	(778,594)	(77,047)	(68,829)

Exceptional items:
Interconnect and network	--	62,382	18,320	--	--
Network depreciation	--	73,371	508,000	--	--
Selling, general and administrative	--	27,870	18,934	(2,453)	--
Other depreciation and amortisation	--	11,955	43,000	--	--
Operating loss before exceptional items	(84,913)	(184,353)	(190,340)	(79,500)	(68,829)
Gross profit on infrastructure sales (i)	(18,990)	(1,414)	--	--	--
Operating loss before exceptional items and infrastructure sales	(103,903)	(185,767)	(190,340)	(79,500)	(68,829)
EBITDA (ii)	8,098	24,638	71,548	163,448	153,659

(i)	Turnover in 2001 includes infrastructure sales of £3.8 million (2000: £46.2 million) which had associated cost of sales of £2.4 million (2000: £27.2 million). There were no infrastructure sales in 2002, 2003 or 2004.

(ii)	EBITDA is defined as earnings before interest, tax, depreciation, amortisation, foreign exchange, infrastructure sales and exceptional items.

Five year summary

Group Balance Sheet	At 31 December
	2000 £'000	2001 £'000	2002 £'000	2003 £'000	2004 £'000
Fixed assets	1,328,408	1,816,109	1,389,654	1,353,778	1,260,819
Current assets	2,023,780	1,611,683	1,199,276	1,069,065	699,868
Total assets	3,352,188	3,427,792	2,588,930	2,422,843	1,960,687

Equity shareholders' funds	1,501,857	1,624,359	955,010	862,698	748,094
Creditors	1,850,331	1,742,027	1,546,552	1,497,285	1,163,885
Provisions for liabilities and charges	--	61,406	87,368	62,860	48,708
Total liabilities, capital and reserves	3,352,188	3,427,792	2,588,930	2,422,843	1,960,687

Operating Statistics (unaudited)	2000	2001	2002	2003	2004
Customers (at end of year)	7,388	11,386	15,523	19,565	19,814
Switched minutes for year (M)	15,758	20,248	20,040	21,897	25,307
Private wire VGEs (at end of year) (`000)	8,486	15,312	20,423	26,613	36,364
Headcount (at end of year)	4,012	5,345	4,684	3,866	3,869

Investor information

Listings
Ordinary shares of COLT Telecom Group plc are traded on the London Stock Exchange and, in the form of American Depositary Shares (ADSs), on the Nasdaq National Market.

American Depositary Receipts
ADSs, each representing four ordinary shares, are traded on the Nasdaq National Market under the symbol ‘COLT’. ADSs are represented by American Depositary Receipts (ADRs). The ADR programme is administered on behalf of the Company by The Bank of New York, 101 Barclay Street, 22 W, New York, NY 10286 Telephone +1 212 815 2276

Reports to ADR Holders
ADR holders receive the annual reports issued to ordinary shareholders. COLT Telecom Group plc will file with the Securities and Exchange Commission in the United States its annual report on Form 20-F and other information as required. A copy of the Form 20-F may be obtained by writing to: Investor Relations, COLT Telecom Group plc, Beaufort House, 15 St. Botolph Street, London EC3A 7QN.

Solicitors
Slaughter & May, One Bunhill Row, London EC1Y 8YY

Registrars
Lloyds TSB Registrars, The Causeway, Worthing,
West Sussex BN99 6DA
Telephone: +44 1903 502541

Annual General Meeting
The 2004 Annual General Meeting of COLT Telecom Group plc will be held at 11.00 am on 21 April 2005 at: The Capital Club, Abchurch Lane, London EC4 7BB

Further Information contact
Director Corporate Communications
COLT Telecom Group plc, Beaufort House,
15 St. Botolph Street, London EC3A 7QN
Telephone: +44 20 7390 3681
Facsimile: +44 20 7390 3701

Registered Number
COLT Telecom Group plc
Registered in England No. 3232904

COLT’s European offices

Austria

www.colt.at

Vienna

COLT Telecom Austria GmbH

Kärntner Ring 12

1010 Vienna

MD Austria: Alfred Pufitsch

Tel: +43 1 20 500 0

Fax: +43 1 20 500 199

Belgium

www.colt-telecom.be

Brussels

COLT Telecom NV/SA
Zweefvliegtuigstraat 10

Rue du Planeur

B – 1130 Brussels

MD Belgium: Henri van der Vaeren

Tel: +32 2 790 16 16

Fax: +32 2 190 16 00

Antwerp

COLT Telecom NV/SA

Haifastraat 6

B – 2030 Antwerp

Tel: +32 2 790 16 16

Fax: +32 2 190 16 00

Denmark

www.colt-telecom.dk

Copenhagen

COLT Telecom A/S

Borgmester Christiansens Gade 55

2450 Copenhagen SV

MD Denmark: Morten Jaeger

Tel: +45 70 21 23 30

Fax: +45 70 21 23 31

France

www.colt-telecom.fr

Paris

COLT Télécommunications

France SAS
25 Rue de Chazelles

75489 Paris Cedex 17

MD France: Richard Blaustein

Tel: +33 1 70 99 55 00

Fax: +33 1 70 99 56 06

Lyon

COLT Télécommunications

France SAS
11 Rue de Teinturiers

69003 Lyon

Tel: +33 4 26 84 79 00

Fax: +33 4 26 84 79 01

Marseilles

COLT Télécommunications

France SAS

152 Avenue du Prado

13008 Marseille

Tel: +33 4 88 91 45 00

Fax: +33 4 88 91 45 01

Germany

www.colt.de

Frankfurt

COLT Telecom GmbH

Central Business Services

Herriotstraße 4

60528 Frankfurt

MD Germany: Wolfgang Essig

Tel: +49 69 56606 0

Fax: +49 69 56606 1000

Frankfurt

COLT Telecom GmbH

Herriotstraße 4

60528 Frankfurt

Tel: +49 69 56606 0

Fax: +49 69 56606 2222

Berlin

COLT Telecom GmbH

Uhlandstraße 181-183

10623 Berlin

Tel: +49 30 88 4420

Fax: +49 30 88 442 100

Cologne

COLT Telecom GmbH

Magnusstraße 13

50672 Cologne

Tel: +49 221 27 380

Fax: +49 221 27 381 00

Düsseldorf

COLT Telecom GmbH

Uerdinger Straße 90

40474 Düsseldorf

Tel: +49 211 478 430

Fax: +49 211 478 43100

Hamburg

COLT Telecom GmbH

Drehbahn 1

20354 Hamburg

Tel: +49 40 350 670

Fax: +49 40 350 671 00

Hanover

COLT Telecom GmbH

Calenberger Esplanade 4

30169 Hanover

Tel: +49 511 123 530

Fax: +49 511 123 531 00

Munich

COLT Telecom GmbH

Von-der-Tann Straße 11

80539 Munich

Tel: +49 89 286 410

Fax: +49 89 286 41 100

Stuttgart

COLT Telecom GmbH

Kronenstraße 25

70174 Stuttgart

Tel: +49 711 222 530

Fax: +49 711 222 53100

Italy

www.colt-telecom.it

Milan

COLT Telecom SpA

Viale E. Jenner 56

20159 Milan

MD Italy: Achille De Tommaso

Tel: +39 02 30 333 1

Fax: +39 02 30 333 700

Turin

COLT Telecom SpA

Environment Park

Via Livorno 60

10144 Turin

Tel: +39 011 2300 1

Fax: +39 011 2300 700

Rome

COLT Telecom SpA

Via Simone Martini 127

00142 Rome

Tel: +39 06 51074 1

Fax: +39 06 51074 700

Netherlands

www.colt-telecom.nl

Amsterdam

COLT Telecom BV

Van der Madeweg 12-14a

Postbus 94014

1090 GA Amsterdam

MD Netherlands:

Tel: +31 20 888 2020

Fax: +31 20 888 2010

Rotterdam

COLT Telecom BV

Conradstraat 28

Postbus 29165

3001 GD Rotterdam

Tel: +31 10 799 3030

Fax: +31 10 799 3010

The Hague

COLT Telecom BV

C/O Conradstraat 28

Postbus 29165

3001 GD Rotterdam

Tel: +31 10 799 3030

Fax: +31 10 799 3010

Portugal

www.colt-telecom.pt

Lisbon

COLT Telecom Serviços de Telecommuniçacões

Unipessoal Lda

Estrada da Outurela 118

Edificio B

2790-114 Carnaxide

MD Portugal: Adelino Santos

Tel: +351 21 120 00 00

Fax: +351 21 120 00 09

Republic of Ireland

www.colt-telecom.ie

Dublin

COLT Telecom Ireland Limited

15-16 Docklands Innovation Park

East Wall Road

Dublin 3

Ireland

MD Ireland: Gary Keogh

Tel: +353 1436 5900

Fax: +353 1436 5901

Spain

www.colt-telecom.es

Madrid

COLT Telecom España SA
C/O Telémaco 5

28027 Madrid

MD Spain: Angel Rojo-Diez

Tel: +34 91 789 9000

Fax: +34 91 789 9099

Barcelona

COLT Telecom España SA

C/O Acero 5-9

08038 Barcelona

Tel: +34 93 445 5000

Fax: +34 93 445 5099

Valencia

COLT Telecom España SA

C/O Espinosa, 8

46008 Valencia

Tel: +34 96 046 6000

Fax: +34 96 046 6100

Sweden

www.colt.se

Stockholm

COLT Telecom AB
Box 3458

Luntmakargatan 18

SE – 103 69 Stockholm

Sweden

MD Sweden: Marie Loverfelt

Tel: +46 8 781 80 00

Fax: +43 8 781 81 00

Switzerland

www.colt.ch

Zürich

COLT Telecom AG

Mürtschenstrasse 27

CH – 8048 Zürich

MD Switzerland: Hans Jörg Denzler

Tel: +41 1 5 600 600

Fax: +41 1 5 600 610

Geneva

COLT Telecom SA

Rue de Montbrillant 40 bis

CH – 1201 Geneva

Tel: +41 22 591 0 591

Fax: +41 22 591 0 585

United Kingdom

www.colt.net

London

COLT Telecom Group plc

Beaufort House

15 St. Botolph Street

London EC3A 7QN

CEO: Jean-Yves Charlie

Chief Administrative and
Financial Officer: Tony Bates

Chief Operations Officer: Ken Starkey

MD Strategic Markets: Lakh Jemmett

MD Data Centre Solutions: Paul David

MD Sales and Marketing: Detlef Spang

MD Human Resources: Bruce King

MD Strategy and Business Transformation: Tanuja Randery

Tel: +44 20 7390 3900

Fax: +44 20 7390 3901

London

COLT Telecommunications

Beaufort House

15 St. Botolph Street

London EC3A 7QN

MD UK: Tim Wort

Tel: +44 20 7390 3900

Fax: +44 20 7390 3901

Birmingham

COLT Telecommunications

4 Stephens Street

Newtown

Birmingham B6 4RG

Tel: +44 20 7947 1803

Fax: +44 20 7947 1810

Manchester

COLT Telecommunications

John Dalton House

121 Deansgate

Manchester M3 2BX

Tel: +44 20 7390 3900

Fax: +44 20 7390 3901